Exhibit 99.1
CARDIOME PHARMA CORP.
ANNUAL INFORMATION FORM
FOR THE FISCAL YEAR ENDED DECEMBER 31, 2005
March 21, 2006

CARDIOME PHARMA CORP.
ANNUAL INFORMATION FORM
FOR THE FISCAL YEAR ENDED DECEMBER 31, 2005
March 21, 2006
REFERENCE INFORMATION
In this annual information form, a reference to the “Corporation”, “Cardiome”, “we”, “us”, “our” and similar words refer to Cardiome Pharma Corp. and its subsidiaries or any one of them as the context requires.
All references herein to “dollars” and “$” are to Canadian dollars, unless otherwise indicated. On March 21, 2006, the exchange rate for conversion of Canadian dollars into U.S. dollars was Cdn. $1.00 = U.S. $0.8586 based upon the Bank of Canada noon rate.
Unless otherwise stated, the information set forth in this annual information form is as of March 21, 2006.
CAUTION REGARDING FORWARD LOOKING STATEMENTS
     This annual information form, together with the documents incorporated by reference herein, contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 or forward-looking information under applicable Canadian securities legislation that may not be based on historical fact, including without limitation statements containing the words “believe”, “may”, “plan”, “will”, “estimate”, “continue”, “anticipate”, “intend”, “expect” and similar expressions. Such forward-looking statements or information involve known and unknown risks, uncertainties and other factors that may cause our actual results, events or developments, or industry results, to be materially different from any future results, events or developments expressed or implied by such forward-looking statements or information. Such factors include, among others, our stage of development, lack of product revenues, additional capital requirements, risk associated with the completion of clinical trials and obtaining regulatory approval to market our products, the ability to protect our intellectual property and dependence on collaborative partners and the prospects for negotiating additional corporate collaborations or licensing arrangements and their timing. Specifically, certain risks and uncertainties that could cause such actual events or results expressed or implied by such forward-looking statements and information to differ materially from any future events or results expressed or implied by such statements and information include, but are not limited to, the risks and uncertainties that: we may not be able to successfully develop and obtain regulatory approval for RSD 1235 (iv) in the treatment of atrial fibrillation or any other current or future products in our targeted indications; we may not achieve or maintain profitability; our future operating results are uncertain and likely to fluctuate; we may not be able to raise additional capital; we may not be successful in establishing additional corporate collaborations or licensing arrangements; we may not be able to establish marketing and sales capabilities and the costs of launching our products may be greater than anticipated; we rely on third parties for the continued supply and manufacture of RSD 1235 (iv) and RSD (oral) and we have no experience in commercial manufacturing; we may face unknown risks related to intellectual property matters; we face increased competition from pharmaceutical and biotechnology companies; we may be required to make cash payments or issue our securities as milestone payments if milestones are achieved under the Artesian acquisition and other factors as described in detail in our filings with the Securities and Exchange Commission available at http://www.sec.gov and the Canadian securities regulatory authorities at http://www.sedar.com. Given these risks and uncertainties, you are cautioned not to place undue reliance on such forward-looking statements and information, which are qualified in their entirety by this cautionary statement. See “Risk Factors” for a more detailed discussion of these risks. All forward-looking statements and information made herein are based on our current expectations and we undertake no obligation to revise or update such forward-looking statements and information to reflect subsequent events or circumstances, except as required by law. In addition to the disclosure contained in this annual information form, readers are encouraged to review the “Management’s Discussion and Analysis of Financial Condition and Operations” filed at or about the same time as this annual information form for an additional discussion of factors that could affect our future performance.

CORPORATE STRUCTURE
     We were incorporated under the Company Act (British Columbia) on December 12, 1986 under the name Nortran Resources Ltd. In June 1992, we changed the focus of our business from mining exploration to drug research and development and changed our name to Nortran Pharmaceuticals Inc. In June 2001, we changed our name to Cardiome Pharma Corp. On March 8, 2002, we continued under the Canada Business Corporations Act and effected a four-to-one share consolidation. On May 14, 2003, we amended our articles to create a class of preferred shares, issuable in series and to create special rights and restrictions for our common shares and our preferred shares.
     We have four wholly-owned subsidiaries, Rhythm-Search Developments Ltd., a company incorporated under the Company Act (British Columbia), Cardiome, Inc. (formerly Paralex, Inc.) a company incorporated under the Delaware General Corporation Law, Cardiome Research and Development (Barbados), Inc., a company incorporated under the Companies Act of Barbados and Artesian Therapeutics, Inc., a company incorporated under the Delaware General Corporation Law.
     Our head office and principal place of business is located at 6190 Agronomy Road, 6th Floor, Vancouver, British Columbia, Canada, V6T 1Z3. Our address and the contact numbers of our registered office are as follows: P.O. Box 10424, Pacific Centre, Suite 1300, 777 Dunsmuir Street, Vancouver, British Columbia, Canada, V7Y 1K2; telephone number: (604) 643-7100 and fax number: (604) 643-7900.
GENERAL DEVELOPMENT OF THE BUSINESS
Three Year History
     Over the past three years we have focused on developing drugs to treat or prevent cardiovascular diseases. Our current efforts are focused on the treatment of atrial arrhythmias and a pre-clinical program directed at improving cardiovascular function. Atrial fibrillation is an arrhythmia, or abnormal rhythm, of the upper chambers of the heart. The disease manifests itself as an abnormal heart rhythm as a result of irregular electrical impulses within the atria. Congestive heart failure is the failure of the heart to pump blood at a rate sufficient to support the body’s needs.
     In April 2003, we closed a bought deal private placement for gross proceeds of approximately $8 million. In September 2003, we closed a bought deal public offering of common shares for gross proceeds of approximately $23 million, including the exercise of the over-allotment option in October 2003. In October 2003, we entered into a collaboration and license agreement with Astellas Pharma US, Inc. or Astellas (formerly Fujisawa Healthcare Inc., or Fujisawa), under which we granted Astellas an exclusive license to RSD1235 (iv) and its related technology to develop, make and sell intravenous or injectable drugs in North America for any and all indications including the acute treatment of atrial fibrillation and atrial flutter, including a right to sublicense to third parties. Effective December 31, 2003, we changed our fiscal year-end from November 30 to December 31, so that our fiscal year-end coincides with the calendar year-end. On October 28, 2004, following the exercise of our option in accordance with our collaboration and license agreement with Astellas, Astellas purchased U.S. $4 million of our common shares. In December 2004, we licensed certain of our intellectual property and assigned certain of our rights under the agreement with Astellas to our wholly-owned subsidiary in Barbados. In March 2005, we closed a public offering of common shares for gross proceeds of approximately U.S. $58.6 million, including the exercise of the over allotment option in late March 2005. In October 2005, we closed a private placement in the U.S. for gross proceeds of approximately U.S. $7.5 million and acquired Artesian Therapeutics, Inc., or Artesian, for contingent milestone payments that may equal, in the aggregate, up to U.S. $64 million.
Acquisition of Artesian Therapeutics, Inc.
     Artesian was founded in March 2002 to discover and develop bi-functional small-molecule drugs for the treatment of cardiovascular disease. On October 21, 2005, we completed the acquisition of Artesian. Under the terms of the acquisition, payments to Artesian shareholders are contingent on the achievement of certain pre-defined clinical milestones. The milestone payments will equal, in the aggregate, U.S. $32 million for each of the first two drug candidates from the Artesian programs that reach new drug application, or NDA, approval. The first such milestone is due upon initiation of the clinical development of an Artesian drug candidate. We have the right to make milestone payments in cash or through the issuance of our securities.
Private Placement
     On October 21, 2005, in connection with the Artesian acquisition, we completed the private placement of 1,036,098 special warrants, each of which entitled the holder thereof to acquire, without payment of any additional consideration, one common share of Cardiome Pharma Corp. The special warrants were sold to Oxford Bioscience Partners IV L.P., or Oxford, and mRNA Fund II L.P., or mRNA, at a price of U.S. $7.24 per special warrant for aggregate gross proceeds of approximately U.S. $7.5 million. We filed a registration statement in the United States to register the resale of the underlying common shares by Oxford and mRNA. The registration statement was declared effective on March 13, 2006 and the special warrants were subsequently exercised pursuant to which 1,036,098 common shares were issued, in aggregate, to Oxford and mRNA.
Intellectual Property License and Assignment
     On December 14, 2004, we completed a reorganization of certain intellectual property rights related to RSD1235 between our parent company and our wholly-owned subsidiary in Barbados. As a result of this reorganization, the parent company in Canada continues to own this intellectual property, while our wholly owned Barbados subsidiary has been granted an exclusive license, limited to certain existing medical indications, to exploit RSD1235 within certain specified countries. This license is subject to the existing licenses that we granted to Astellas under a collaboration and license agreement (see “Narrative Description of the Business – Products in Development – RSD1235 for Atrial Fibrillation – Astellas Collaboration”). We also assigned to our Barbados subsidiary, subject to certain reservations of rights, the collaboration and license agreement with Astellas. We obtained the consent of Astellas prior to the completion of this transaction.
Our Product Candidates
     The following chart summarizes our current product candidates, including the principal disease or indication being targeted, clinical trial status, expected milestones and marketing rights for each program.

Program/ Trial	Indication/ Status	Next Milestone	Marketing Rights
(if applicable)
RSD1235 (iv)	Acute Atrial Fibrillation	NDA Submission	Astellas (N. America)/Cardiome (Rest of World)
ACT 1	Phase III complete

ACT 2	Phase III ongoing	Interim safety results

ACT 3	Phase III completed

RSD1235 (oral)	Atrial Fibrillation	Completion of Phase IIa study	Cardiome (Worldwide)
Multiple Phase I Studies	Phase II dosing determined

Phase IIa Pilot Study	Study ongoing	Top line results to design Phase IIb study
Artesian Projects	Various indications	Initiate Phase I study	Cardiome (Worldwide)
RSD1235 for Atrial Fibrillation
     RSD1235 is a new chemical entity designed to treat atrial fibrillation, with the potential to overcome the limitations of current drugs used to treat the disease. Its mechanism of action involves the selective blockade of multiple ion channels in the heart that are known to be active during episodes of atrial fibrillation. The drug has two potential applications: as an intravenous pharmacological converting agent designed to terminate an atrial fibrillation episode and return the heart to normal rhythm, and as an oral maintenance therapy for the long-term prevention of atrial fibrillation recurrence. We are co-developing RSD1235 (iv) for the North American market with Astellas. In December 2004 and September 2005, we announced positive top-line results for the first and second pivotal Phase III atrial fibrillation trials (ACT 1 and ACT 3, respectively) for intravenous RSD1235, or RSD1235 (iv). With the efficacy data generated from ACT 1 and ACT 3, we are working with our collaborative partner Astellas in compiling a new drug application, or NDA, for a potential submission to the United States Food and Drug Administration, or FDA, in early 2006. We are currently conducting an open-label safety clinical trial (ACT 4) in conjunction with Astellas for additional safety data to supplement the results of ACT 1 and ACT 3 for the NDA. In addition, we are conducting a clinical trial (ACT 2) with Astellas to evaluate RSD1235 (iv) for the treatment of post-operative atrial arrhythmia. Pursuant to a collaboration and license agreement that we entered into with Astellas in October 2003, Astellas has an exclusive right to develop, manufacture and market intravenous and injectable formulations of RSD1235 in North America for the acute treatment of atrial fibrillation. We are also developing an oral formulation of RSD1235 as maintenance therapy for the long-term treatment of atrial fibrillation. In August 2005, we announced the successful completion of the Phase I studies required to advance clinical testing of the oral formulation of RSD1235, or RSD1235 (oral), into a Phase II study in December 2005. In December 2005, we announced the initiation of a Phase IIa pilot study of RSD1235 (oral) for the prevention of recurrence of atrial fibrillation. The double-blind, placebo-controlled, randomized, dose-ranging study will measure the safety and efficacy of RSD1235 (oral) over 28 days of oral dosing in patients at high risk of recurrent atrial fibrillation. We have retained our worldwide rights to develop, manufacture, and market RSD1235 (oral).
Artesian Projects for Various Cardiovascular Indications
     Artesian’s lead program is focused on a series of dual-pharmacophore compounds designed to simultaneously inhibit the cardiac phosphodiesterase enzyme (PDE3), causing inotropic effects, while inhibiting the L-Type Calcium channel to protect against calcium overload. Artesian’s second program focuses on a novel strategy to attenuate the deleterious effects of the excessive neurohormonal activation which occurs in congestive heart failure.
Previous Product Candidates
Oxypurinol for Congestive Heart Failure
     We were developing Oxypurinol, an inhibitor of xanthine oxidase, for the treatment of congestive heart failure. In August 2005, we announced results for OPT-CHF, a Phase II trial for oral Oxypurinol in 405 patients with congestive heart failure. Top-line results from this trial were negative. Subsequent to completion of a detailed analysis of the study results, we decided to suspend development of Oxypurinol for the treatment of congestive heart failure.
Oxypurinol for Gout
     Pursuant to our license from Genzyme Corp., in May 2002 we exercised our option to acquire the rights to clinical trial data for Oxypurinol in the treatment of allopurinol intolerant gout. Genzyme completed a pivotal, open-label Phase II/III clinical study for the treatment of patients with symptomatic gout who are intolerant to allopurinol prior to our acquisition of this technology. In December 2003, we submitted a NDA to the FDA for Oxypurinol for the treatment of allopurinol intolerant gout patients. In June 2004, we received an “approvable” letter from the FDA stating that prior to final marketing approval, the FDA requires additional clinical and manufacturing data from us. We stopped pursuing the allopurinol intolerant gout indication for Oxypurinol in September 2004 in order to maintain our focus on our cardiovascular assets.

NARRATIVE DESCRIPTION OF THE BUSINESS
General
     We are a life sciences company focused on developing drugs to treat or prevent cardiovascular diseases. Our current drug development efforts are focused on the treatment of atrial fibrillation. We also have a pre-clinical program directed at improving cardiovascular function.
Products in Development
RSD1235 for Atrial Fibrillation
     RSD1235 is a new chemical entity designed to treat atrial fibrillation, with the potential to overcome the limitations of current drugs used to treat the disease. Its mechanism of action involves the selective blockade of multiple ion channels in the heart that are known to be active during episodes of atrial fibrillation. The drug has two potential applications, as both an intravenous pharmacological converting agent designed to terminate an atrial fibrillation episode and return the heart to normal rhythm, and as an oral maintenance therapy for the long-term prevention of atrial fibrillation recurrence.
     In December 2004 and September 2005, we announced positive top-line results for the first and second pivotal Phase III atrial fibrillation trials (ACT 1 and ACT 3, respectively) for intravenous RSD1235, or RSD1235 (iv). RSD1235 (iv) is our lead product candidate for the acute treatment of recent-onset atrial fibrillation. With the efficacy data generated from ACT 1 and ACT 3, we are working with our collaborative partner Astellas in compiling a new drug application, or NDA, for a potential submission to the FDA in early 2006. We are currently conducting an open-label safety study (ACT 4) in conjunction with Astellas for additional safety data to supplement the results of ACT 1 and ACT 3 for the NDA. In addition, we are conducting another Phase III trial (ACT 2) with Astellas to evaluate RSD1235 (iv) for the treatment of post-operative atrial arrhythmia. Pursuant to a collaboration and license agreement that we entered into with Astellas in October 2003, Astellas has an exclusive right to develop, manufacture and market intravenous and injectable formulations of RSD1235 in North America. We have retained the right to develop, manufacture and market intravenous and injectable formulations of RSD1235 outside of North America.
     In August 2005, we announced the successful completion of the Phase I studies required to advance clinical testing of the oral formulation of RSD1235, or RSD1235 (oral), into a Phase II study. In December 2005, we announced the initiation of a Phase IIa pilot study of RSD1235 (oral) for the prevention of recurrence of atrial fibrillation. The double-blind, placebo-controlled, randomized, dose-ranging study will measure the safety and efficacy of RSD1235 (oral) over 28 days of oral dosing in patients at risk of recurrent atrial fibrillation. We have retained the worldwide right to develop, manufacture, and market RSD1235 (oral), which we are developing for the long term treatment of atrial fibrillation.
     Clinical Trials. In 2002, we completed a Phase II clinical trial of intravenous RSD1235 for the treatment of atrial fibrillation. The clinical trial was conducted in North America and involved 56 recent-onset atrial fibrillation patients. Results showed that in patients who received RSD1235, atrial fibrillation terminated in 61% of patients, as compared to 5% of patients who experienced termination upon receiving placebo.
     Based on these results, we have initiated a pivotal clinical trial program of RSD1235 (iv). The following table summarizes our recently completed and ongoing trials of RSD1235 (iv) for acute atrial fibrillation:

Trial	Summary	Patients	Initiated	Data Release

ACT 1	Phase III Study – Acute treatment of atrial fibrillation and atrial flutter	416	3Q03	4Q04

ACT 2	Phase III Study – Treatment of transient atrial fibrillation following cardiac bypass surgery	210	1Q04	Ongoing study

ACT 3	Phase III Study – Acute treatment of atrial fibrillation and atrial flutter (similar to ACT 1)	276	3Q04	3Q05

ACT 4	Open-Label Safety Study – Acute treatment of atrial fibrillation	120	3Q05	Ongoing study

     In August 2003, we initiated ACT 1, our first Phase III clinical trial of RSD1235 (iv) for the treatment of acute atrial fibrillation. This study was a placebo-controlled, double-blinded randomized clinical trial in 416 patients with atrial arrhythmia. The study included three groups of patients, including 237 patients with recent-onset atrial fibrillation (more than three hours but less than seven days), 119 patients with longer-term atrial fibrillation (more than seven days but less than 45 days) and 60 patients with atrial flutter. Atrial flutter, or AF, is a small subset of the overall atrial arrythmia population. The primary endpoint in ACT 1 was conversion of recent-onset atrial fibrillation to normal heart rhythm for a period of at least one minute post-dosing within 90 minutes of the start of dosing. The study was carried out in 45 centers in the U.S., Canada and Europe.
     In December 2004 and February 2005, we announced top-line results from our ACT 1 trial, the first of three Phase III clinical trials of RSD1235 (iv). We presented the full trial report in May 2005 at the Heart Rhythm Society Meetings in New Orleans. In patients with recent-onset atrial fibrillation, 52% of those receiving RSD1235 converted to normal heart rhythm, as compared to 4% of placebo patients (p<0.001). In those recent-onset atrial fibrillation patients dosed with RSD1235 (iv) who converted to normal heart rhythm, the median time to conversion was 11 minutes from the initiation of dosing. Of the 75 patients who converted to normal heart rhythm within 90 minutes of the initiation of dosing, 74 (99%) of them remained in normal rhythm for at least 24 hours. In the longer-term atrial fibrillation population, 8% of patients who were dosed with RSD1235 (iv) had their atrial fibrillation converted, as compared to 0% of placebo patients. This difference was not statistically significant.
     The top-line ACT 1 study data suggests that RSD1235 (iv) is also well-tolerated in the targeted patient population. In the 30 day interval following drug administration, serious adverse events occurred in 18% of placebo patients and 13% of drug group patients. Potentially drug-related serious adverse events occurred in 0% of placebo patients and 1.4% of patients receiving RSD1235 (iv). There were no cases of drug-related Torsade de Pointes, a well-characterized ventricular tachycardia which is an occasional side effect of many current anti-arrhythmia drugs. No patients needed to discontinue the ACT 1 study due to RSD1235. RSD1235 (iv) seems to be ineffective in converting atrial flutter patients to normal heart rhythm. Only one of 39 patients dosed with RSD1235 (iv) converted to normal heart rhythm, while zero of 15 placebo patients converted to normal heart rhythm. In the 30 day interval following treatment administration, serious adverse events occurred in 27% of placebo patients and 18% of drug group patients. Potentially serious adverse drug-related events occurred in zero placebo patients and in two patients receiving RSD1235 (iv). Patients with atrial flutter account for approximately 8% of the 2.4 million patients with atrial arrhythmia.
     In July 2004, our collaborative partner, Astellas initiated the ACT 3 study in patients with atrial arrhythmia. There were 276 patients evaluated in the ACT 3 study. ACT 3 was essentially a replica of ACT 1 with similar patient population and endpoints. The primary efficacy endpoint of the ACT 3 trial was the conversion of atrial fibrillation to normal heart rhythm in recent-onset atrial fibrillation patients. The study also included the analysis of patients with longer-term atrial fibrillation and patients with atrial flutter. Safety observations focused on sensory and cardiovascular effects of the drug, with particular emphasis on lack of side-effect arrhythmias.
     In September 2005, we and Astellas announced top-line results from ACT 3. The study achieved its primary endpoint, showing that of the 170 patients with recent-onset atrial fibrillation, 51% of those receiving an intravenous dose of RSD1235 converted to normal heart rhythm, as compared to 4% of placebo patients (p<0.0001). These percentages are similar to those reported in ACT 1.
     The ACT 3 study data suggests that RSD1235 (iv) was generally well-tolerated in the targeted patient population. In the 30 day interval following drug administration, serious adverse events occurred in 13% of all placebo patients and 10% of all patients dosed with RSD1235 (iv). Potentially drug-related serious adverse events occurred in 1% of placebo patients and 2% of patients receiving RSD1235 (iv). There were no cases of drug-related Torsades de Pointes.
     In the overall atrial fibrillation study population (more than three hours and less than forty five days), 41% of patients who were dosed with RSD1235 (iv) experienced termination of atrial fibrillation, as compared to 4% of placebo patients (p<0.0001). In the longer-term atrial fibrillation population (more than seven days but less than forty five days), 9% of patients who were dosed with RSD1235 (iv) had their AF terminated, as compared to 3% of placebo patients. In the atrial flutter population (9 subjects received placebo and 14 received RSD1235 (iv)), 7% of those who were dosed with RSD1235 (iv) experienced conversion to normal heart rhythm, as compared to 0% of placebo patients.
     In the recent-onset atrial fibrillation patients dosed with intravenous RSD1235 (iv) who converted to normal heart rhythm within 90 minutes, the median time to conversion was 8 minutes from the initiation of dosing. This result also compared well with ACT 1 study data.
     We and Astellas are continuing to enroll patients in ACT 2 and ACT 4. ACT 2 is designed to evaluate the effect of RSD1235 (iv) treatment on transient atrial fibrillation following cardiac surgery, and if successful, has the potential to expand our label and market opportunity to include this patient base. However, this potential application of RSD1235 (iv) is not expected to be included in the NDA for RSD1235 (iv) that we and Astellas expect to file with the FDA in early 2006. ACT 4 is an open-label safety study to gather additional safety data in atrial fibrillation patients to supplement ACT 1 and ACT 3 pivotal results for our NDA submission. The ACT 2 and ACT 4 studies are ongoing.
     ACT 1 and ACT 3 are the two trials which will form the basis of our NDA to the FDA which we expect to submit early in 2006. Additional safety data from ACT 2 and ACT 4 will be submitted as part of our safety update following our NDA submission.
     Astellas Collaboration. In October 2003, we entered into a collaboration and license agreement with Astellas, a leading pharmaceutical company headquartered in Japan. We granted Astellas an exclusive license to RSD1235 (iv) and its related technology to develop, make and sell intravenous or injectable drugs in North America for any and all indications including the acute treatment of atrial fibrillation and atrial flutter, including a right to sublicense to third parties. We retain the rights to RSD1235 (iv) for markets outside of North America and worldwide rights to RSD1235 (oral) which we are developing for the long-term treatment of atrial fibrillation.
     Under the terms of our Astellas agreement, Astellas paid us an up-front payment of U.S. $10.0 million, invested U.S. $4.0 million in us at a 25% premium to the then share price, and agreed to pay us milestone payments of up to U.S. $54 million based on achievement of specified development and commercialization milestones. In addition, if the product is approved for use by the applicable authorities, we are entitled to royalty payments which are expected to average approximately 25% of total North America end-user sales revenue, as well as royalties based on future net sales and sublicense revenue. Following the successful completion of ACT 1, in February 2005 we announced the collection of our first milestone payment of U.S. $6.0 million from Astellas. Astellas is also responsible for 75% of all the remaining development costs related to seeking approval in North American markets, including costs associated with the ACT 1 incurred prior to the signing of our Astellas agreement, and all marketing and commercialization costs for the intravenous application of RSD1235 in North America. Astellas has also agreed to make additional milestone payments with respect to any subsequent drugs developed under the agreement. We also have the right, without payment, to use the clinical data package which makes up the NDA to seek approval for the drug outside of North America. Our Astellas agreement has an indefinite term but can be terminated entirely, or on a country by country basis, by either party if certain development or commercialization milestones are not met.
     All development activities related to regulatory approval in North American markets are jointly managed by Astellas and us until the termination of our Astellas agreement. Astellas is responsible for the development plan, NDA application and registration, along with the sales, marketing and distribution of RSD1235 (iv). We managed the completed ACT 1 and are currently managing ACT 2, while Astellas is managing ACT 3 and ACT 4. Astellas is also responsible for the commercial manufacturing of RSD1235 (iv) while we are responsible for manufacturing clinical supplies of the compound, which we are undertaking through the use of contract manufacturers.
     Oral RSD1235. In an oral dosing study in humans conducted in Europe and completed in December 2002, RSD1235 was shown to have significant oral bioavailability, suggesting it could also be used for long-term oral therapy. Based on these results, we conducted an open-label Phase I clinical study to evaluate two controlled release formulations of RSD1235 in comparison to an immediate release formulation and based on the results of this study, we selected one of the controlled-release formulations for further clinical development. In November 2004, we initiated another open-label Phase I study to evaluate the effect of food on the absorption of the selected controlled release formulation of RSD1235 in patients under both fed and fasted conditions. Based on the successful completion of the study in April 2005, the results confirmed that RSD1235 absorption is not significantly affected by food, suggesting that dosing need not be restricted according to meal time. In April 2005, we initiated a 7-day repeat dosing Phase I study. The objective of the study was to evaluate the pharmacokinetics, safety and tolerability of orally-administered RSD1235 over 7 days of repeat dosing within an escalating dose regimen. On the basis of the results from the series of Phase I studies, we selected a dosing regime and subsequently initiated a Phase IIa pilot study of RSD1235 (oral) for the prevention or delay of recurrence of atrial fibrillation in December 2005. This double-blind, placebo-controlled, randomized, dose-ranging study will measure the safety and efficacy of RSD1235 (oral) over 28 days of oral dosing in patients at risk of recurrent atrial fibrillation. We expect that the majority of patients enrolled will have experienced atrial fibrillation for greater than 30 days and less than 180 days. The study will enrol up to 180 patients across 75 centres in Canada, U.S. and Europe.
     Intellectual Property License and Assignment. On December 14, 2004, we completed a reorganization of certain intellectual property rights related to RSD1235 between our parent company and our wholly-owned subsidiary in Barbados. As a result of this reorganization, the parent company in Canada continues to own this intellectual property, while our wholly owned Barbados subsidiary has been granted an exclusive license, limited to certain existing medical indications, to exploit RSD1235 within certain specified countries. This license is subject to the existing licenses that we granted to Astellas under a collaboration and license agreement. We also assigned to our Barbados subsidiary, subject to certain reservations of rights, the collaboration and license agreement with Astellas. We obtained the consent of Astellas prior to the completion of this transaction.
     Market Opportunity. Atrial fibrillation is the most common heart arrhythmia. According to industry sources, it is estimated that 2.7 million people will be affected by atrial fibrillation in the U.S. in 2005, with that number projected to grow to 3.0 million by 2009 (Morgan Stanley Report, “Anti-Thrombotics: Thinning Blood, Thickening Revenues”, 2003, or the Morgan Stanley Report). In addition, it is estimated that 2.0 million people will be affected by atrial fibrillation in Europe in 2005, with that number projected to grow to 2.3 million by 2009 (Morgan Stanley Report). Sales of therapeutics to treat atrial fibrillation in seven of the largest markets globally are projected to grow to U.S. $2.6 billion by 2009 (DialogWeb.com, “Market forecasts for arrythmia, CHD drugs,” December 4, 2004). These therapeutics include rhythm control drugs, such as potassium and sodium channel blockers, and rate control drugs, such as beta blockers and calcium control drugs. Examples of rhythm control drugs include amiodarone (Cardarone), sotalol (BETAPACE), flecainide (Tambocor), propafenone (Rythmol) and ibutilide (Covert). Examples of rate control drugs include Inderol and Cardizem.
     Our Competitive Advantages. RSD1235 was designed and developed specifically to treat atrial arrhythmia, and unlike current drugs used to treat the disease, RSD1235 selectively targets those ion channels that are uniquely important for such arrhythmias. The drug has been shown to be a safe and effective antiarrhythmic in various animal studies modeling the arrhythmia condition. That safety and efficacy profile is believed to result from the drug’s atria selective mechanism of action. Animal studies indicate that the drug exhibits a much stronger impact on the electrical activity of the atria of the heart than on the ventricles. This may make it an effective and potentially safer atrial antiarrhythmic drug than existing and near term competition in this field. Our clinical data shows that RSD1235 is rapidly cleared from the body after intravenous dosing which may make it an ideal therapy for emergency intravenous use in hospital. Therefore we believe that RSD1235 will potentially have fewer side effects than currently utilized intravenous antiarrhythmic drugs.
     Although the number of antiarrhythmic drugs has grown in the past few decades, and while antiarrhythmic drug sales are already substantial, we believe there remains a major unmet market need for safer antiarrhythmics that are more effective and easier to use than current therapies. Given the limitations of antiarrhythmic drugs currently on the market, we believe that a potentially fast acting, safe, and effective pharmacological converting agent like RSD1235 could become the first treatment choice for many physicians who treat atrial fibrillation. If the clinical results profile witnessed in our completed studies is maintained throughout the remainder of the Phase III program and eventual commercialization, RSD1235 (iv) has the potential to successfully compete with other pharmacological converting agents based on its (i) high rate of efficacy; (ii) attractive safety profile; (iii) rapid onset of action; and (iv) positive duration of response at 24 hours.
     Intellectual Property. Our patent portfolio related to RSD1235 contains two pending U.S. provisional patent applications, two allowed and six pending U.S. utility (non-provisional) patent applications, seven pending international (PCT) applications, 39 pending and two allowed non-U.S. national patent applications, and 29 granted non-U.S. national patents in various jurisdictions including Australia, Belgium, Germany, Denmark, Spain, France,

Great Britain, Israel, Italy, Netherlands, Portugal, Sweden, Russia and Singapore. We have one granted European patent that covers classes of compounds of which RSD1235 is a member, and one allowed U.S. patent application and one allowed European application with composition of matter claims specific to RSD1235. We are currently pursuing similar claims specific to RSD1235 in other major commercial markets.
Artesian Projects for Various Cardiovascular Indications
     Artesian’s lead program is focused on a series of dual-pharmacophore compounds designed to inhibit the cardiac phosphodiesterase enzyme (PDE3), causing inotropic effects, while inhibiting the L-Type Calcium channel to protect against calcium overload. Artesian’s second program focuses on a novel strategy to attenuate the deleterious effects of the excessive neurohormonal activation which occurs in congestive heart failure.
     Intellectual Property. In connection with the Artesian acquisition we acquired four pending U.S. utility patent applications, four pending international (PCT) applications and 34 pending non-U.S. patent applications.
Our Strategy
     Our goal is to create a leading commercial-stage biopharmaceutical company focused on cardiovascular disease. Key elements of our strategy include:
•	Successfully developing RSD1235. In collaboration with our collaborative partner, Astellas, we have completed two pivotal Phase III clinical trials that will form the basis of our initial NDA for submission to the FDA for RSD1235 (iv). We have initiated a Phase IIa Pilot Study of RSD1235 (oral) in December 2005. We intend to advance all of our clinical programs as aggressively as possible.

•	Continuing to focus on our core expertise in cardiac diseases and conditions. By focusing our efforts in this way, we have been able to assemble teams of employees and external advisors with a strong knowledge and understanding of cardiology. This collective knowledge, experience and expertise helps ensure that the novel ideas pursued are of a high caliber and are therefore more likely to result in a drug which impacts a specific disease state.

•	Maintaining capabilities that span pre-clinical and clinical development. We have the operational capability to conduct both pre-clinical and clinical development of a product candidate, including late stage trials and regulatory approval filings. This capability allows us to support partnership activities, or develop in-licensed and acquired technologies at any stage of development.

•	Continuing our focused commercialization strategy. We may retain commercial rights to our products for indications and territories where we believe we can effectively market them. For all other indications and territories, we intend to pursue strategic collaborations. We may seek collaborative partners with experience in, and resources for, the late-stage development and marketing of drugs in our therapeutic areas.

•	Expanding our product pipeline through in-licensing and/or acquisitions. We are evaluating clinical candidates to add to our clinical pipeline. With the approaching completion of the RSD1235 (iv) clinical program, we will have the operational capacity to take on additional programs. Our focus is on adding clinical candidates or near-clinical candidates within the cardiovascular realm.

•	Leveraging external resources. We focus our resources on those activities that add or create the most value. We maintain a small, core team of scientists and staff with the necessary skill base, and contract out the specialized work required for our projects, such as pre-clinical toxicology services and commercial manufacturing.

Licenses and Collaborative Research Agreements
     An important aspect of our product development strategy is the establishment of collaborations with pharmaceutical companies and research centers with resources and expertise vital to our programs and commercial objectives. In addition to our collaboration with Astellas, we have licenses and collaborative research agreements with a number of organizations, including the University of British Columbia, Johns Hopkins and Genzyme.
Competition
     The life sciences industry is characterized by extensive research efforts, rapid technology change and intense competition. Competition in the life sciences industry is based primarily on product performance, including efficacy, safety, ease of use and adaptability to various modes of administration, patient compliance, price, acceptance by physicians, manufacturing, sales, marketing, and distribution. Barriers to entry into the market include the availability of patent protection in the U.S. and other jurisdictions of commercial interest and the ability and time needed and cost required to obtain governmental approval for testing, manufacturing, sales, marketing and distribution.
     We are aware of a number of companies engaged in the development of drugs within our areas of focus. Due to the size of the cardiovascular market and the large unmet medical need, a number of the world’s largest pharmaceutical companies are developing or could potentially develop products that could compete with ours. Companies including, but not limited to, Boston Scientific, Johnson & Johnson, Medtronic, Merck, Pfizer, Sanofi-Aventis, Wyeth, Solvay, 3M and Reliant all have products in development or in the market that could potentially compete with our RSD1235 product candidates.
Patents and Proprietary Protection
     We consider our patent portfolio as one of the key value contributors to our business. Therefore, we devote a substantial amount of resources each year to maintaining and augmenting our patent portfolio. Our patent strategy is to pursue the broadest possible patent protection on our proprietary products and technology in selected jurisdictions and to achieve maximum duration of patent protection available. Accordingly, for novel compounds or therapeutic use claims for the compound, we have made or will make claims related to composition, manufacturing, mechanism of action, dosing, plasma levels, combination with other drugs and therapeutic use. For known compounds, claims directed to novel composition and/or use will be made in the patent application. We plan to protect our technology, inventions and improvements to our inventions by filing patent applications in selected key countries according to industry standards in a timely fashion.
     In addition to our patents, we also rely upon trade secrets, know-how and continuing technological innovations to develop our competitive position. It is our policy to require our directors, employees, consultants, members of our scientific advisory board and parties to collaborative agreements to execute confidentiality agreements upon the commencement of employment, consulting or collaborative relationships with us. In the case of employees and consultants, the agreements provide that all inventions resulting from work performed for us utilizing our property or relating to our business and conceived of or completed by the individual during employment are our exclusive property.
     We are required to pay milestone payments and minimum annual royalties of license fees for the patents and patent applications of Oxypurinol we have licensed from, or for which we have been granted commercial rights by, Johns Hopkins. We have no royalty obligations associated with any of the remaining patents and patent applications in our portfolio.
Regulatory Environment
     The research and development, manufacture, sale and marketing of pharmaceutical products are subject to extensive regulation. Drug licensing laws require licensing of manufacturing facilities, carefully controlled research and testing of products, governmental review and approval of results prior to marketing of therapeutic products, and adherence to Good Manufacturing Practices during production and compliance with comprehensive post-approval requirements. In the U.S., these activities are subject to rigorous regulation by the FDA.
     Our success is ultimately dependent on obtaining marketing approval for drugs currently under development and will depend on our ability to comply with FDA regulations governing the manufacturing, quality control, pre-clinical evaluation, and clinical testing of investigational new drugs, or INDs. Depending upon the circumstances surrounding the clinical evaluation of a product, we may undertake clinical trials, contract clinical trial activities to contract research organizations or rely upon corporate partners for such development. This approach will allow us to make cost effective developmental decisions in a timely fashion.
     The principal activities that must be completed after initial drug discovery, and synthesis work and before obtaining approval for marketing of a product in the U.S. are as follows:
•	pre-clinical studies, which includes pharmacological and efficacy testing in animals, toxicology testing and formulation work based on in vitro results, performed to assess the safety and potential efficacy of the product, and subject to good laboratory practice requirements;

•	submission of an IND application, which must become effective before human clinical trials commence;

•	Phase I clinical trials, the initial introduction of the product into human subjects, under which the compound is generally tested for safety, dosage, tolerance, metabolic interaction, distribution, excretion and pharmacodynamics;

•	Phase II clinical trials involving studies in a limited patient population to: (i) determine the efficacy of the product for specific, targeted indications, (ii) determine optimal dosage, and (iii) identify possible adverse effects and safety risks;

•	Phase III clinical trials which are undertaken to further evaluate clinical efficacy of the product and to further test for its safety within an expanded patient population at geographically dispersed clinical study sites in order to support marketing authorization;

•	the submission of an NDA to the government authorities in the U.S.; and

•	FDA acceptance of the NDA for filing and ultimately approval of an NDA prior to any commercial sale or shipment of the product, including pre-approval and post-approval inspections of its manufacturing facilities.
     Two key factors influencing the rate of progression of clinical trials are the rate at which patients are available to participate in the research project and whether effective treatments are currently available for the disease that the drug is intended to treat.
     An IND must be filed and accepted by the FDA before each phase of human clinical trials may begin. The IND application must contain specified information including the results of the pre-clinical studies or clinical tests completed at the time of the IND application. In addition, since the method of manufacture may affect the safety and efficacy of a drug, information on manufacturing methods and standards and the stability of the drug substance and the dosage form must be presented so that the FDA can ensure that the product that may eventually be sold to the public has the same composition as that determined to be effective and safe in the clinical trials. Production methods and quality control procedures must be in place to ensure a relatively pure compound, essentially free of contamination and uniform with respect to all quality aspects.
     U.S. law requires that studies conducted to support approval for product marketing be adequate and well controlled. In general, this means that either a placebo or a product already approved for the treatment of the disease or condition under study must be used as a reference control. Studies must also be conducted in compliance with good clinical practice requirements, and informed consent must be obtained from all study subjects.

     The FDA may prevent clinical trials from beginning or may place clinical trials on hold at any point in this process if, among other reasons, it concludes that clinical subjects are being exposed to an unacceptable health risk. Trials may also be prevented from beginning or may be terminated by institutional review boards, who must review and approve all research involving human subjects. Side effect or adverse events that are reported during clinical trials can delay, impede, or prevent marketing authorization.
     Upon completion of all clinical studies the data are analyzed to determine whether the trials successfully demonstrated safety and effectiveness, and whether a product approval application may be submitted. For products regulated as drugs, as opposed to biologics, the results are submitted to the FDA as part of an NDA to obtain approval to commence marketing the product. The NDA must include a substantial amount of data and other information concerning the safety and effectiveness of the compound from laboratory, animal and clinical testing, as well as data and information on manufacturing, product stability, and proposed product labelling. Each domestic and foreign manufacturing establishment, including any contract manufacturers we may decide to use, must be listed in the NDA and must be registered with the FDA. The application will likely not be approved until the FDA conducts a manufacturing inspection, approves the applicable manufacturing process for the drug product, and determines that the facility is in compliance with current good manufacturing practice, or GMP, requirements. If the manufacturing facilities and processes fail to pass the FDA inspection, we will not receive approval to market these products. We may partner later stage development of our drug candidates with companies that have experience in manufacturing in accordance with GMP requirements.
     Under the U.S. Prescription Drug User Fee Act, as amended, applicants must pay a substantial fee to the FDA for an NDA and any supplements thereto, as well as annual fees for commercial manufacturing establishments and for approved products. The NDA review fee alone now exceeds U.S. $0.67 million, although certain limited deferrals, waivers and reductions may be available.
     Under applicable laws and FDA regulations, each NDA submitted for FDA approval is usually reviewed for administrative completeness and reviewability within 45 to 60 days following submission of the application. If deemed complete, the FDA will file the NDA, thereby triggering substantive review of the application. The FDA can refuse to file any NDA that it deems incomplete or not properly reviewable. If the FDA refuses to file an application, the FDA will retain 25% of the user fee as a penalty. The FDA has established performance goals for the review of NDAs — six months for priority applications and 10 months for regular applications. However, the FDA is not legally required to complete its review within these periods and these performance goals may change over time. Moreover, the outcome of the review, even if generally favourable, typically is not an actual approval but an action letter that describes additional work that must be done before the application can be approved. The FDA’s review of an application may involve review and recommendations by an independent FDA advisory committee.
     Even if the FDA approves a product, it may limit the approved therapeutic uses for the product as described in the product labelling, require that warning statements be included in the product labelling, require that further studies be conducted as a condition of approval (sometimes called Phase IV studies), impose restrictions and conditions on product distribution, prescribing or dispensing in the form of a risk management plan, or otherwise limit the scope of any approval. Post-market studies may provide additional data on safety and efficacy necessary to gain approval for the use of a product as a treatment for clinical indications other than those for which the product was initially tested and approved.
     Significant legal and regulatory requirements also apply after FDA approval to market under an NDA. These include, among other things, requirements related to adverse event and other reporting, product advertising and promotion, and ongoing adherence to GMPs, as well as the need to submit appropriate new or supplemental applications and obtain FDA approval for certain changes to the approved product, product labelling or manufacturing process. The FDA also enforces the requirements of the U.S. Prescription Drug Marketing Act, or PDMA, which, among other things, imposes various requirements in connection with the distribution of product samples to physicians.
     In the U.S., the research, manufacturing, distribution, sale, and promotion of drug and biological products are potentially subject to regulation by various federal, state and local authorities in addition to the FDA, including the Centers for Medicare and Medicaid Services (formerly the Health Care Financing Administration), other divisions of the U.S. Department of Health and Human Services (e.g., the Office of Inspector General), the U.S.

Department of Justice and individual U.S. Attorney offices within the Department of Justice, and state and local governments. For example, sales, marketing and scientific/educational grant programs must comply with the U.S. Medicare-Medicaid Anti-Fraud and Abuse Act, as amended, the U.S. False Claims Act, also as amended, the privacy provisions of the U.S. Health Insurance Portability and Accountability Act and similar state laws. Pricing and rebate programs must comply with the Medicaid rebate requirements of the U.S. Omnibus Budget Reconciliation Act of 1990, as amended, and the U.S. Veterans Health Care Act of 1992, as amended. If products are made available to authorized users of the U.S. Federal Supply Schedule of the General Services Administration, additional laws and requirements apply. All of these activities are also potentially subject to federal and state consumer protection and unfair competition laws.
Human Resources
     As of December 31, 2005, we employed or retained 74 persons, 47 of whom hold advanced degrees in science or business, including 21 who hold PhD or MD degrees. We believe that relations with our employees are good.
Facilities
     Our principal office and main laboratory is located at 6190 Agronomy Road, Vancouver, British Columbia, V6T 1Z3, Canada. We entered into a lease agreement effective on September 3, 2003, as amended effective as of May 1, 2005, pursuant to which we currently lease the 5th and the 6th floor of the building which consists of 31,704 square feet of office and laboratory space. The term of the lease will expire on March 15, 2014. Effective as of March 15, 2006, basic lease payments are $634,000 per annum, increasing by $16,000 each year until the March 15, 2009 at which time the annual lease payments will be $666,000 per annum. For each remaining year of the term after March 15, 2009, the annual lease payments will be $714,000 per annum. We may, at our option, extend the term of the lease for three additional two-year periods at then market rates.
RISK FACTORS
     You should consider carefully the following risks and other information included in this annual information form, including our historical consolidated financial statements and related notes, before you decide to purchase our common shares. If any of the following risks actually occur, our business, financial condition and operating results could be adversely affected. As a result, the trading price of our common shares could decline and you could lose part or all of your investment.
We have a history of significant losses and a significant accumulated deficit and we have not generated any product revenues to date. We may never achieve or maintain profitability.
     We have had no revenue from product sales to date. Although we have been involved in the life sciences industry since 1992, we have been engaged only in research and development. We have incurred significant operating losses, including net losses of approximately $53.4 million for the twelve month period ended December 31, 2005, $27.8 million for the twelve month period ended December 31, 2004, and $19.9 million for the thirteen month period ended December 31, 2003. As of December 31, 2005, our accumulated deficit was $145.4 million. We anticipate that we will incur substantial operating expenses in connection with the research, development, testing and approval of our proposed products and we expect these expenses to result in continuing and significant operating losses for the foreseeable future. Our losses have resulted in large part from the significant research and development expenditures we have made in seeking to identify and validate new drug targets and compounds that could become marketed drugs.
     If we are unable to develop, obtain regulatory approval for, and successfully commercialize our product candidates, we will not be able to significantly increase revenues or achieve profitable operations. We currently do not have any commercial products. It takes many years and potentially hundreds of millions of dollars to successfully develop a pre-clinical or early clinical compound into a marketed drug. Additional financing may not be available to us or may not be available on terms that are favorable to us.

We are establishing a pharmaceutical development business and have no developed or approved products.
     We are in the drug development stage and, as a consequence, are subject to all of the risks associated with the establishment of a pharmaceutical development business. As a result, our business must be evaluated in light of the problems, delays, uncertainties and complications encountered in connection with establishing a pharmaceutical development business.
     Our proposed products are currently in the research and development stage and we have not generated any revenues from product sales, nor do we expect to generate any significant product sales over the next year. In addition, none of our product candidates has received regulatory approval for commercial sales from any jurisdiction. Substantial pre-clinical safety and toxicology work and clinical development testing for our product candidates remains ongoing. RSD1235 (iv) is in further clinical and safety testing and RSD1235 (oral) is in Phase II clinical testing. The two advanced small molecule drug candidates for the treatment of congestive heart failure from Artesian are in pre-clinical testing. Accordingly, it remains uncertain as to whether our research and development efforts will be successful. There is a possibility that none of our potential products will be found to be safe and effective, that we will be unable to receive necessary regulatory approvals in order to commercialize them, or that we will obtain regulatory approvals that are too narrow to be commercially viable.
     Any failure to successfully develop and obtain regulatory approval for products that are currently under development would have a material adverse effect on our business, financial condition and results of operations.
The results of pre-clinical studies and previous clinical trials are not necessarily predictive of future results, and our current product candidates may not have favorable results in later testing or trials.
     Pre-clinical tests and Phase I and Phase II clinical trials are primarily designed to test safety, to study pharmacokinetics and pharmacodynamics and to understand the side effects of our product candidates at various doses and schedules. Success in pre-clinical or animal studies and early clinical trials does not ensure that later large-scale efficacy trials will be successful nor does it predict final results. Favorable results in early trials may not be repeated in later trials.
     A number of companies in the life sciences industry have suffered significant setbacks in advanced clinical trials, even after positive results in earlier trials. For example, after positive results in pre-clinical trials and a proof of concept clinical trial, we received negative top-line results for our Phase II trial for oral Oxypurinol, and ultimately decided to suspend development of Oxypurinol for the treatment of congestive heart failure. Clinical results are frequently susceptible to varying interpretations that may delay, limit or prevent regulatory approvals. Negative or inconclusive results or adverse medical events during a clinical trial could cause a clinical trial to be delayed, repeated or terminated. In addition, failure to construct appropriate clinical trial protocols could result in the test or control group experiencing a disproportionate number of adverse events and could cause a clinical trial to be repeated or terminated. Pre-clinical data and the clinical results we have obtained for RSD1235 (iv) and RSD1235 (oral) may not predict results from studies in larger numbers of subjects drawn from more diverse populations, and also may not predict the ability of our products to achieve their intended goals, or to do so safely.
     We will be required to demonstrate through larger scale clinical trials that our product candidates are safe and effective for use in a diverse population before we can seek regulatory approvals for their commercial sale. There is typically an extremely high rate of attrition from the failure of product candidates proceeding through clinical trials. To date, long-term safety and efficacy have not yet been demonstrated in clinical trials for any of our product candidates. If RSD1235 (iv) or RSD1235 (oral) fail to demonstrate sufficient safety and efficacy in ongoing clinical trials, we will experience potentially significant delays in, or be required to abandon development of, those product candidates. In particular, if the results of our ACT 2 and ACT 4 trials for RSD1235 (iv) fail to support the clinical results available from ACT 1 and ACT 3, our business and future revenues could be adversely affected. Share prices for life sciences companies have declined significantly in certain instances where clinical results were not favorable, were perceived negatively or otherwise did not meet expectations. Unfavorable results or negative perceptions regarding the results of clinical trials for any of our product candidates could cause our share price to decline significantly.

We expect to submit an NDA to the FDA in the near future. Our share price could decline significantly if our submission is delayed or is perceived negatively or is deemed incomplete or not properly reviewable by the FDA.
     We expect to submit an NDA with the currently available efficacy and safety data to the FDA in early 2006 and intend to provide the FDA with additional safety data from our ongoing clinical trial (ACT 2) and open-label safety study (ACT 4) at a later date. The results of ACT 2 and ACT 4 may be delayed, which could delay the regulatory timeline of our NDA, or may not be favourable, or not be perceived as favourable which could cause our share price to decline significantly. Share prices for life sciences companies have declined in certain instances where the timeline of the NDAs were delayed or were perceived negatively or otherwise did not meet expectations. Unfavorable results or negative perceptions regarding the delay of the regulatory timeline of any of our product candidates could cause our share price to decline significantly.
     Under applicable laws and FDA regulations, each NDA submitted for FDA approval is usually reviewed for administrative completeness and reviewability within 45 to 60 days following submission of the application. If deemed complete, the FDA will file the NDA, thereby triggering substantive review of the application. The FDA can refuse to file any NDA that it deems incomplete or not properly reviewable. There can be no assurance that the FDA will deem our NDA complete or properly reviewable.
We rely on proprietary technology, the protection of which can be unpredictable and costly.
     Our success will depend in part upon our ability to obtain patent protection or patent licenses for our technology and products.
     Our patent portfolio related to RSD1235 contains two pending U.S. provisional patent applications, two allowed and six pending U.S. utility (non-provisional) patent applications, seven pending international (PCT) applications, 39 pending and two allowed non-U.S. national patent applications, and 29 granted non-U.S. national patents in various jurisdictions including Australia, Belgium, Germany, Denmark, Spain, France, Great Britain, Israel, Italy, Netherlands, Portugal, Sweden, Russia and Singapore. We have one granted European patent that covers classes of compounds of which RSD1235 is a member, and one allowed U.S. patent application and one allowed European application with composition of matter claims specific to RSD1235. We are currently pursuing similar claims specific to RSD1235 in other major commercial markets. However, we currently have no issued patents specifically covering RSD1235 in the U.S. or any of the other major commercial markets and we have no assurance that any such species patents will ever issue. Through the Artesian acquisition, we acquired four pending U.S. utility patent applications, four pending international (PCT) applications and 34 pending non-U.S. patent applications. We have no assurance that any claims from these patents will ever issue.
     We intend to file, when appropriate, additional patent applications with respect to inventions. However, because the patent positions of life sciences companies are highly uncertain and involve complex legal and factual questions, it is uncertain that any patents will be issued or that, if issued, they will be of commercial value. It is impossible to anticipate the breadth or degree of protection that patents will afford products developed by us or their underlying technology. There is also a risk that any patents issued relating to our RSD1235 products or any patents licensed to us may be successfully challenged or that the practice of our RSD1235 products might infringe the patents of third parties. If the practice of our RSD1235 products infringes the patents of third parties, we may be required to design around such patents, potentially causing increased costs and delays in product development and introduction or precluding us from developing, manufacturing or selling our planned products. The scope and validity of patents which may be obtained by third parties, the extent to which we may wish or need to obtain patent licenses, and the cost and availability of such licenses are currently unknown. If such licenses are obtained, it is likely they would be royalty-bearing which could reduce our income. If licenses cannot be obtained on an economical basis, delays in market introduction of our planned products could occur or introduction could be prevented, in some cases alter the expenditure of substantial funds. If we defend or contest the validity of patents relating to our products or technology or the products or technology of a third party, we could incur substantial legal expenses with no assurance of success.
     In certain instances, we may elect not to seek patent protection but instead rely on the protection of our technology through confidentiality agreements or trade secrets. The value of our assets could also be reduced to the extent that third parties are able to obtain patent protection with respect to aspects of our technology or products or if confidential measures we have in place to protect our proprietary technology are breached or become unenforceable. However, third parties may independently develop or obtain similar technology and such third parties may be able to market competing products and obtain regulatory approval through a showing of equivalency to one of our products which has obtained regulatory approval, without being required to undertake the same lengthy and expensive clinical studies that we would have already completed.
     Litigation may also be necessary to enforce patents issued or licensed to us or to determine the scope and validity of a third party’s proprietary rights. We could incur substantial costs if we are required to defend ourselves in patent suits brought by third parties, if we participate in patent suits brought against or initiated by our corporate collaborators or if we initiate such suits. Currently, we may not have the necessary resources to participate in or defend any such activities or litigation. Even if we did have the resources to vigorously pursue our interests in litigation, because of the complexity of the subject matter, it is impossible to predict at this point whether we would prevail in any such action. An adverse outcome in litigation or an interference to determine priority or other proceeding in a court or patent office could subject us to significant liabilities, require disputed rights to be licensed from third parties or require us to cease using certain technology or products, any of which may have a material adverse effect on our business, financial condition and results of operations.
Clinical trials for our product candidates are expensive and time consuming, and their outcome is uncertain.
     Clinical trials are very expensive and difficult to design and implement, especially trials involving cardiovascular diseases, including the treatment of atrial arrhythmia. The clinical trial process is also time consuming. We estimate that the clinical trials for our RSD1235 (oral) product candidate will continue for several years, but they may take significantly longer to complete, and additional clinical trials for RSD1235 (iv) may be required. Before we can obtain regulatory approval for the commercial sale of any product candidate, we are required to complete extensive clinical trials to demonstrate its safety and efficacy. The timing of the commencement, continuation and completion of clinical trials may be subject to significant delays relating to various causes, including:
•	our inability to manufacture or obtain sufficient quantities of materials for use in clinical trials;

•	delays arising from our collaborative partnerships;

•	delays in obtaining regulatory approvals to commence a study, or government intervention to suspend or terminate a study;

•	delays, suspension, or termination of the clinical trials due to the institutional review board or independent ethics board responsible for overseeing the study to protect research subjects at a particular study site;

•	delays in identifying and reaching agreement on acceptable terms with prospective clinical trial sites;

•	slower than expected rates of patient recruitment and enrollment;

•	uncertain dosing issues;

•	inability or unwillingness of medical investigators to follow our clinical protocols;

•	variability in the number and types of subjects available for each study and resulting difficulties in identifying and enrolling subjects who meet trial eligibility criteria;

•	scheduling conflicts with participating clinicians and clinical institutions;

•	difficulty in maintaining contact with subjects after treatment, resulting in incomplete data;

•	unforeseen safety issues or side effects;

•	lack of efficacy during the clinical trials;

•	our reliance on clinical research organizations to conduct clinical trials, which may not conduct those trials with good clinical or laboratory practices; or

•	other regulatory delays.
If we encounter difficulties enrolling patients in our clinical trials, our trials could be delayed or otherwise adversely affected.
     Clinical trials for our product candidates require that we identify and enroll a large number of patients with the disorder under investigation. We may not be able to enroll a sufficient number of patients to complete our clinical trials in a timely manner. Patient enrollment is a function of many factors including:
•	design of the protocol;

•	the size of the patient population;

•	eligibility criteria for the study in question;

•	perceived risks and benefits of the drug under study;

•	availability of competing therapies;

•	efforts to facilitate timely enrollment in clinical trials;

•	patient referral practices of physicians; and

•	availability of clinical trial sites.
     If we have difficulty enrolling a sufficient number of patients to conduct our clinical trials as planned, we may need to delay or terminate ongoing clinical trials.
We will have additional future capital needs and there are uncertainties as to our ability to raise additional funding.
     We will require substantial additional capital resources to further develop our product candidates, obtain regulatory approvals and ultimately to commercialize our products. We believe that our current capital resources, including our anticipated milestone payments from Astellas under the terms of our collaboration and license agreement with Astellas, and the proceeds of the special warrant financing, will be sufficient to fund our operations as currently anticipated for the next two fiscal years, and should allow us to commercialize RSD1235 (iv) in North America. However, advancing our other product candidates or any new product candidates through to commercialization will require considerable resources and additional access to capital markets.
     In addition, our future cash requirements may vary materially from those now expected. For example, our future capital requirements may increase if:
•	we experience scientific progress sooner than expected in our discovery, research and development projects, if we expand the magnitude and scope of these activities, or if we modify our focus as a result of our discoveries;

•	we experience setbacks in our progress with pre-clinical studies and clinical trials are delayed;

•	we experience delays or unexpected increased costs in connection with obtaining regulatory approvals;

•	we experience unexpected or increased costs relating to preparing, filing, prosecuting, maintaining, defending and enforcing patent claims; or

•	we elect to develop, acquire or license new technologies and products.
     We could potentially seek additional funding through corporate collaborations and licensing arrangements or through public or private equity or debt financing. However, if our research and development activities do not show positive progress, or if capital market conditions in general, or with respect to life sciences or development stage companies such as ours, are unfavorable, our ability to obtain additional funding on acceptable terms, if at all, will be negatively affected. Additional equity financing could result in significant dilution to our shareholders.
     If sufficient capital is not available, we may be required to delay, reduce the scope of, eliminate or divest of one or more of our research or development projects, any of which could have a material adverse effect on our business, financial condition, prospects or results of operations.
Any of our product candidates that receive regulatory approval will be subject to extensive post-market regulation that can affect sales, marketing and profitability.
     Even if we or our collaborators obtain regulatory approval for our drug candidates, we will be subject to post-marketing regulatory obligations, including the FDA’s requirements to maintain records regarding product safety and to report to regulatory authorities serious or unexpected adverse events. The occurrence of unanticipated serious adverse events or other safety problems could cause the FDA to impose significant restrictions on the indicated uses for which the product may be marketed, impose other restrictions on the distribution or sale of the product or require potentially costly post-approval studies. In addition, post-market discovery of previously unknown safety problems, could result in withdrawal of the product from the market and product recalls. Compliance with extensive post-marketing record keeping and reporting requirements requires a significant commitment of time and funds, which may limit our ability to commercialize approved products.
     In addition, manufacturing of approved drug products must comply with extensive regulations governing current Good Manufacturing Practices, or GMP. Manufacturers and their facilities are subject to continual review and periodic inspections. Failure to comply with GMP requirements could result in a suspension of manufacturing, product recalls or even withdrawals from the market. As we will be dependent on third parties for manufacturing, we will have limited ability to ensure that any entity manufacturing products on our behalf is doing so in compliance with applicable GMP requirements. Failure or delay by any manufacturer of our products to comply with GMP regulations or to satisfy regulatory inspections could have a material adverse effect on us, including potentially preventing us from being able to supply products for clinical trials or commercial sales. In addition, manufacturers may need to obtain approval from regulatory authorities for product, manufacturing, or labelling changes, which requires time and money to obtain and can cause delays in product availability.
     Sales and marketing of pharmaceutical products in the United States are subject to extensive federal and state laws governing on label and off-label advertising, scientific/educational grants, gifts, consulting and pricing. Advertising and promotion of approved drugs must comply with the Federal Anti-kickback Statute, similar state laws, and the Federal False Claim Act. The distribution of product samples to physicians in the United States must comply with the requirements of the Prescription Drug Marketing Act. Pricing and rebate programs must comply with the Medicaid rebate requirements of the U.S. Omnibus Budget Reconciliation Act of 1990 and the U.S. Veteran’s Health Care Act of 1992. If products are made available to authorized users of the U.S. Federal Supply Schedule of the General Services Administration, additional laws and requirements apply. Sales, marketing and pricing activities also are potentially subject to federal and state consumer protection and unfair competition laws. Compliance with extensive regulatory requirements requires training and monitoring of the sales force, which imposes a substantial cost on us and our collaborators. To the extent our products are marketed by our collaborators, our ability to ensure their compliance with applicable regulations will be limited. Failure to comply with applicable legal and regulatory requirements may result in:

•	issuance of warning letters by the FDA or other regulatory authorities;

•	fines and other civil penalties;

•	criminal prosecutions;

•	injunctions, suspensions or revocations of marketing licenses;

•	suspension of any ongoing clinical trials;

•	suspension of manufacturing;

•	delays in commercialization;

•	refusal by the FDA or other regulators to approve pending applications or supplements to approved applications filed by us or our collaborators;

•	refusals to permit products to be imported or exported to or from the United States;

•	restrictions on operations, including costly new manufacturing requirements; and

•	product recalls or seizures.
     In the future, the regulatory climate might change due to changes in FDA staffing, policies or regulations and such changes could impose additional post-marketing obligations or restrictions and related costs. While it is impossible to predict future legislative or administrative action, if we are not able to maintain regulatory compliance, we will not be able to market our drugs and our business could suffer.
Obtaining regulatory approval in the United States does not ensure we will obtain regulatory approval in other countries.
     We will aim to obtain regulatory approval in the United States as well as in other countries. To obtain regulatory approval to market any FDA approved products outside of the United States, we and our collaborators must comply with numerous and varying regulatory requirements in other countries regarding safety and efficacy. Approval procedures vary among countries and can involve additional product testing and additional administrative review periods. The time required to obtain approval in other countries might differ from that required to obtain FDA approval. The regulatory approval process in other countries may include all of the risks associated with FDA approval as well as additional, presently unanticipated risks. Regulatory approval in one country does not ensure regulatory approval in another, but a failure or delay in obtaining regulatory approval in one country may negatively impact the regulatory process in others. Failure to obtain regulatory approval in other countries or any delay or setback in obtaining such approval could have the same adverse effects associated with regulatory approval in the United States, including the risk that our product candidates may not be approved for all indications requested and that such approval may be subject to limitations on the indicated uses for which the product may be marketed. In addition, any approved products will be subject to post-marketing regulations related to manufacturing standards, facility and product inspections, labelling and possibly sales and marketing.
     Failure to comply with applicable regulatory requirements in other countries can result in, among other things, warning letters, fines, injunctions, civil penalties, recall or seizure of products, total or partial suspension of production, refusal of the government to renew marketing applications and criminal prosecution.

If we do successfully develop our products, they may not achieve market acceptance and we may not be able to sell them.
     Even if we do develop a safe and effective product and obtain the necessary regulatory approvals, the process will likely take several years and, because of the competitive and dynamic nature of the drug development industry, there is a risk that by the time this occurs any such product:
•	will not be economical to market, reimbursable by third party payors, or marketable at prices that will allow us to achieve profitability;

•	will not be successfully marketed or achieve market acceptance;

•	will not be preferable to existing or newly developed products marketed by third parties; or

•	will infringe proprietary rights held by third parties now or in the future that would preclude us from marketing any such product.
     The degree of market acceptance of products developed by us, if any, will depend on a number of factors, including the establishment and demonstration in the medical community of the clinical efficacy and safety of our products and their potential advantage over alternative treatment methods, and similar acceptance by public and private third party payors. There is no assurance that physicians, patients, the medical community in general or payors will accept and utilize or reimburse any products that may be developed by us.
     In addition, by the time our products, if any, are ready to be commercialized, what we believe to be the market for these products may have changed. Any estimates referenced herein of the number of patients who have received or might have been candidates to use a specific product may not accurately reflect the true market or market prices for such products or the extent to which such products, if successfully developed, will actually be used by patients.
     Our failure to successfully introduce and market our products that are under development would have a material adverse effect on our business, financial condition, and results of operations.
We do not have the marketing expertise needed to commercialize our potential products.
     We do not currently have the resources to market any of our potential products. Marketing of new products presents greater risks than are posed by the continued marketing of proven products. Pursuant to our collaboration and license agreement with Astellas, we have licensed to Astellas the rights to market RSD1235 (iv) in North America if and when it is approved for marketing by the applicable regulatory authorities. Should our arrangement with Astellas be terminated for any reason, we would need to find a new collaborative partner or undertake this marketing on our own. Furthermore, we have no similar arrangement for RSD1235 (oral) or any of the Artesian candidates. Accordingly, if we are able to commercialize any of our other product candidates, we would either have to develop a marketing capability (including a sales force) or attempt to enter into a joint venture, license, or other arrangement with third parties to provide the financial and other resources needed to market such products. We currently do not employ any sales personnel and we have no experience in hiring and managing such personnel. Our ability to develop our own marketing capability is untested. Our ability to negotiate favorable terms in connection with additional arrangements to market our product candidates, if and when approved, through joint venture, license or other arrangements is unknown at this time.
     If we develop products with commercial potential, we have no experience in commercial manufacturing.
     We have no experience manufacturing commercial quantities of products and do not currently have the resources to manufacture commercially any products that we may develop. Accordingly, if we were able to develop any products with commercial potential, we would either be required to develop the facilities to manufacture such products independently, or secure a contract manufacturer or enter into another arrangement with third parties to manufacture such products. If we are unable to develop such capabilities or enter into any such arrangement on favorable terms, we may be unable to compete effectively in the marketplace.
     Under the terms of our collaboration and license agreement with Astellas, Astellas is responsible for the commercial manufacture of RSD1235 (iv). We are currently using several third parties for the manufacture of the drug supplies of RSD1235 (iv) and RSD1235 (oral) being used in our clinical trials. Should regulatory approval of the RSD1235 (oral) be obtained, we may need to contract with additional third party manufacturers in order to be able to manufacture sufficient quantities of these compounds for commercial sale. Because of the high degree of expertise necessary to produce chemical products, and applicable legal and regulatory requirements such as current GMP requirements, it is a time-consuming process to arrange for an alternative manufacturer. We may not be able to identify and qualify any such manufacturers on a timely basis, which may cause significant delay in our development process. Even if we are able to identify and qualify an alternative manufacturer, we may not be able to obtain favorable terms on any manufacturing agreement we enter into with them. We have and will rely on contract manufacturers for the foreseeable future to produce quantities of products and substances necessary for research and development, pre-clinical trials, human clinical trials and product commercialization. It will be important to us that such products can be manufactured at a cost and in quantities necessary to make them commercially viable. At this point in time, we have not attempted to identify, and do not know whether there will be, any third party manufacturers which will be able to meet our needs with respect to timing, quantity and quality for commercial production. In addition, if we are unable to contract for a sufficient supply of required products and substances on acceptable terms, or if we should encounter delays or difficulties in our relationships with manufacturers, our research and development, pre-clinical and clinical testing would be delayed, thereby delaying the submission of products for regulatory approval or the market introduction and subsequent sales of such products. Any such delay may have a material adverse effect on our business, financial condition and results of operations.
Our inability to manage our future growth could impair our business, financial condition, and results of operations.
     Our future growth, if any, may cause a significant strain on our management, and our operational, financial and other resources. Our ability to manage our growth effectively will require us to implement and improve our operational, financial, manufacturing and management information systems and to expand, train, manage and motivate our employees. These demands may require the hiring of additional management personnel and the development of additional expertise by management. Any increase in resources devoted to research, product development and sales, marketing and distribution efforts without a corresponding increase in our operational, financial and management information systems could have a material adverse effect on our business, financial condition and results of operations.
Our product candidates are subject to extensive regulation, which can be costly and time consuming, cause unanticipated delays, or prevent the receipt of the required approvals to commercialize products.
     The pre-clinical studies and clinical trials of any products developed by us and the manufacturing, labelling, sale, distribution, export or import, marketing, advertising and promotion of any of those products are subject to regulation by federal, provincial, state and local governmental authorities. Our product candidates are principally regulated in the United States by the FDA, in Canada by the Therapeutic Products Directorate, or TPD, and by other similar regulatory authorities in the European Union, Japan and other jurisdictions. Government regulation substantially increases the cost and risk of researching, developing, manufacturing and selling products. Any product developed by us, if any, must receive all relevant regulatory approvals or clearances from the applicable regulatory authorities before it may be marketed and sold in a particular country.
     In connection with our pre-clinical studies and clinical trials for RSD1235 (iv) and RSD1235 (oral), we are required to adhere to guidelines established by the applicable regulatory authorities. In general, these regulatory authorities and the regulatory process require us to conduct extensive pre-clinical studies and clinical trials of each of our product candidates in order to establish its safety and efficacy. These pre-clinical studies and clinical trials can take many years, are highly uncertain, and require the expenditure of substantial resources. We or our collaborative partners must obtain and maintain regulatory authorization to conduct clinical trials. Our pre-clinical research is subject to good laboratory practice and other requirements, and our clinical research to good clinical practice and other requirements. Failure to adhere to these requirements could invalidate our data and lead to other adverse consequences.
     In addition to the risk of unfavorable results of our research, because the data obtained from our pre-clinical and clinical activities are susceptible to varying interpretations, our successful completion of the regulatory process is uncertain. We may encounter delays, have limits imposed on us or our product candidates, receive refusals from regulatory authorities to accept our marketing applications for review, or fail to obtain the regulatory approval required from the applicable regulatory authorities to commercialize our product candidates. In addition, delays or rejections may be encountered based upon changes in regulatory policy during the period of product development or the period of review of any application for regulatory approval or clearance for a product. Delays in obtaining regulatory approvals would adversely affect the marketing of any products developed by us, if any, impose significant additional costs on us, diminish any competitive advantages that we may otherwise have attained and adversely affect our ability to receive royalties and generate revenues and profits. For example, after a request from the FDA for additional clinical and manufacturing data on the use of allopurinol intolerant gout indication for Oxypurinol, we decided to stop pursuing the development of this product for the foreseeable future. Accordingly, despite our expenditures and investment of time and effort, we may never receive any required regulatory approvals for any product candidates developed by us.
     We are also subject to numerous federal, provincial, state and local laws, regulations and recommendations relating to safe working conditions, laboratory and manufacturing practices, the experimental use of animals, the environment and the use and disposal of hazardous substances used in connection with our discovery, research and development work. Although we have not yet been required to expend identifiable additional resources to comply with these regulations, the extent of government regulations may change in a manner which could have an adverse effect on the discovery, development, production, manufacturing, sales, marketing and distribution of our products, and we may be required to incur significant additional costs to comply with future laws or regulations.
     We cannot predict whether or not regulatory approval will be obtained for any product we develop. Compounds developed by us, alone or with other parties, may not prove to be safe and effective in clinical trials and may not meet all of the applicable regulatory requirements needed to receive marketing approval. Administering any of our product candidates to humans may produce undesirable side effects. These side effects could interrupt, delay or halt clinical trials of our product candidates and could result in the applicable regulatory authorities denying approval of our product candidates for any or all of the targeted indications. If regulatory approval for a product is granted, the approval will be limited to those disease states and conditions for which the product is demonstrated through clinical trials to be safe and effective, and any approval granted may be too narrow to be commercially viable.
We have substantial competition in the life sciences industry and with respect to specific products we are developing.
     The life sciences industry is highly competitive. Many companies, as well as research organizations, currently engage in, or have in the past engaged in, efforts related to the development of products in the same therapeutic areas as we do. Due to the size of the cardiovascular market and the large unmet medical need for products that treat cardiovascular illnesses, a number of the world’s largest pharmaceutical companies are developing, or could potentially develop, products that could compete with ours. Companies including, but not limited to, Boston Scientific, Johnson & Johnson, Medtronic, Merck, Pfizer, Sanofi-Aventis, Wyeth, Solvay, 3M and Reliant all have products in development or in the market that could potentially compete with our RSD1235 product candidates.
     Many of the companies developing competing technologies and products have significantly greater financial resources and expertise in discovery, research and development, manufacturing, pre-clinical studies and clinical testing, obtaining regulatory approvals and marketing than we do. Other smaller companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Academic institutions, government agencies and other public and private research organizations may also conduct research, seek patent protection and establish collaborative arrangements for discovery, research, clinical development and marketing of products similar to ours. There is a risk that one or more of our competitors may develop more effective or more affordable products than us, or may achieve earlier patent protection or product commercialization than us, or that such competitors will commercialize products that will render our product candidates obsolete, possibly before we are able to commercialize them. Currently, these companies and institutions also compete with us in recruiting and retaining qualified scientific and management personnel as well as in acquiring technologies complementary to our projects. Once we develop a marketable product, in addition to the foregoing, we will face competition with respect to product efficacy and safety, ease of use and adaptability to various modes of administration, acceptance by physicians, the timing and scope of regulatory approvals, availability of resources, reimbursement coverage, price and patent position, including potentially dominant patent positions of others.
Some of our products rely on licenses of proprietary technology owned by third parties.
     The manufacture and sale of some of the products we hope to develop may involve the use of processes, products, or information, the rights to which are owned by third parties. If licenses or other rights related to the use of such processes, products or information are crucial for marketing purposes, and we are not able to obtain them on favorable terms, or at all, the commercial value of our products will be significantly impaired. Such licenses frequently provide for limited periods of exclusivity that may be extended only with the consent of the licensor. If we experience delays in developing our products and extensions are not granted on any or all of such licenses, our opportunity to realize the benefits of our efforts may be limited.
Our success is dependent upon our ability to enter into, and successfully manage, corporate collaborations with third parties in connection with services we will need for the development and commercialization of our products.
     The success of our business is largely dependent on our ability to enter into corporate collaborations regarding the development, clinical testing, the regulatory approval and commercialization of our current product candidates. Astellas is responsible for the co-development and commercialization of RSD1235 (iv) in North America pursuant to our collaboration and license agreement with Astellas. In addition, we are currently exploring additional corporate collaborations or partnerships for RSD1235 (iv) outside of North America and other current projects. There can be no assurance, however, that we will be able to establish any such corporate collaborations or partnerships on favorable terms, or at all, within any projected time frame. Even if we are successful in establishing such relationships, these collaborations may not result in the successful development of our product candidates or the generation of revenue.
     Our success is highly dependent upon the performance of Astellas and future corporate collaborators, if any. The amount and timing of resources to be devoted to activities by Astellas and future corporate collaborators, if any, are not within our direct control and, as a result, there can be no assurance that Astellas or any future corporate collaborators, will commit sufficient resources to our research and development projects or the commercialization of our products. Astellas, or any future corporate collaborators, might not perform their obligations as expected and might pursue existing or other development-stage products or alternative technologies in preference to those being developed in collaboration with us. Operationally, Astellas is responsible for the management of our ACT 4 Open-Label Safety Study and for filing any new drug applications, or NDAs, in respect of RSD1235 (iv). Disputes may arise with respect to ownership of technology developed under any such corporate collaborations.
     The success of our business is largely dependent upon our ability to enter into corporate collaborations and to effectively manage issues that arise from such collaborations. Management of these relationships will require significant time and effort from our management team and effective allocation of our resources. Our ability to simultaneously manage a number of corporate collaborations is untested.
We are subject to the risks associated with the use of hazardous materials in research and development conducted by us.
     Our research and development activities involve the use of hazardous materials and chemicals. We are subject to federal, provincial, state, local and foreign laws and regulations governing the use, manufacture, storage, handling and disposal of such materials and certain waste products. Although we believe that our safety procedures for handling and disposing of such materials will comply with the standards prescribed by federal, provincial, state, local and/or foreign regulations, the risk of accidental contamination or injury from these materials cannot be completely eliminated. In the event of such an accident, we could be held liable for any damages that result and any such liability could exceed our resources. We have secured a blanket property insurance policy to cover costs related to accidental damage to our properties and interruption of our business. If we are required to institute additional safety procedures because we are found not to be in compliance or if more stringent or additional regulations are adopted, we may be required to incur significant costs to comply with environmental laws and regulations, which might have a material adverse effect on our business, financial condition, and results of operations.
If certain milestones under the Artesian acquisition agreement are achieved, we will be required to make cash payments or issue our securities as milestone payments. Under certain circumstances we may be required to transfer or license the intellectual property of Artesian back to the prior Artesian stockholders.
     Under the terms of the Artesian acquisition agreement, we are required make payments of up to U.S. $64 million upon the occurrence of certain milestones, which, at our discretion may be paid in cash or in special warrants exercisable into our common shares. To the extent that we opt to make milestone payments in cash, we may need to seek additional funding through public or private equity or debt financing, or we may be required to divert capital that would otherwise have been used for research or development projects, which could adversely affect our business, financial condition, prospects or results of operations. To the extent we opt to make such milestone payments in special warrants exercisable into our common shares, our shareholders could experience significant dilution.
     In the event that (i) prior to October 21, 2007, we have failed to file an Investigational New Drug Application, or IND, for at least one of the compounds from the research and development program of Artesian, as it existed on August 29, 2005 or (ii) having filed an IND for such compound, we have failed to use commercially reasonable efforts to develop such compound, or another compound from Artesian’s research and development program, during a period of 24 months following the date of filing an IND, we will be required to transfer all right, title and ownership in, or grant a license under, the intellectual property rights of Artesian, as they existed immediately prior to the close of the Artesian acquisition, to the Artesian shareholders from whom we purchased such shares. Alternatively, in such case we may, at our discretion, transfer all of the issued and outstanding shares of Artesian to the prior Artesian shareholders in lieu of transferring title or entering into licenses for such intellectual property.
Our business may be materially adversely affected by existing legislation and the continuing efforts of governmental and third party payors to contain or reduce the costs of health care through various means.
     In recent years, federal, provincial, state, and local officials and legislators have proposed, or are reportedly considering proposing, a variety of price-based reforms to the healthcare systems in the United States and other countries. Some proposals include measures that would limit or eliminate payments for certain medical procedures and treatments or subject the pricing of pharmaceuticals to government control. Furthermore, in certain foreign markets the pricing or profitability of healthcare products is subject to government controls and other measures that have been prepared by legislators and government officials. While we cannot predict whether any such legislative or regulatory proposals or reforms will be adopted, the adoption of any such proposals or reforms could adversely affect the commercial viability of our potential products. Significant changes in the healthcare system in the United States, Canada and abroad may have a substantial impact on the manner in which we conduct our business. Such changes could also have a material adverse effect on our ability to raise capital. Moreover, our ability to commercialize products may be adversely affected to the extent that such proposals have a material adverse effect on our business, financial condition and results of operations.
     In recent years companies such as ours have been subjected to additional scrutiny by the United States federal government. The Office of Inspector General of the United States Department of Health and Human Services, or OIG, has increased the number of inspections of companies such as ours. Further, the number of investigations caused by employees or others commonly referred to as qui tam actions have increased markedly in recent years. Even if we have committed no wrongdoing, responding to such OIG investigations or other government investigations could adversely impact our operations and could have a material adverse effect on our business, financial condition and results of operations.

     In addition, in the United States and other countries, sales of healthcare products are dependent in part on the availability of reimbursement to the consumer from third party payors, such as government and private insurance plans. Third party payors are increasingly challenging the prices charged for medical products and services, and therefore uncertainty exists as to the reimbursement of existing and newly approved healthcare products. If we succeed in bringing one or more products to market, there can be no assurance that these products will be considered cost effective and that reimbursement to the consumer will be available or will be sufficient to allow us to sell our products on a competitive basis. Finally, given the potential market constraints on pricing, the availability of competitive products in these markets may further limit our flexibility in pricing and in obtaining adequate reimbursement for our potential products. If adequate coverage and reimbursement levels are not provided by government and third party payors for uses of our products, the market acceptance of our products would be adversely affected.
Recently enacted U.S. federal legislation could adversely impact our ability to economically price our potential products.
     In many of the markets where we or our collaborative partners would commercialize a product following regulatory approval, the prices of pharmaceutical products are subject to direct price controls by law and to drug reimbursement programs with varying price control mechanisms. In the United States, there has been an increased focus on drug pricing in recent years. Although there are currently no direct government price controls over private sector purchases in the United States, federal legislation requires pharmaceutical manufacturers to pay prescribed rebates on certain drugs to enable them to be eligible for reimbursement under certain public health care programs such as Medicaid. Various states have adopted further mechanisms under Medicaid and otherwise that seek to control drug prices, including by disfavoring certain higher priced drugs and by seeking supplemental rebates from manufacturers. Managed care has also become a potent force in the market place that increases downward pressure on the prices of pharmaceutical products.
     U.S. federal legislation enacted in December 2003 has altered the way in which physician-administered drugs covered by Medicare are reimbursed. Under the new reimbursement methodology, physicians are reimbursed based on a product’s average sales price. This new reimbursement methodology has generally led to lower reimbursement levels, although experience with the new reimbursement methodology is limited, and could be subject to change in the future. The new U.S. federal legislation has also added an outpatient prescription drug benefit to Medicare, effective January 2006. The benefits will be provided primarily through private entities, which will attempt to negotiate price concessions from pharmaceutical manufacturers. These negotiations may increase pressures to lower prices. While the new law specifically prohibits the U.S. government from interfering in price negotiations between manufacturers and Medicare drug plan sponsors, some members of the U.S. Congress are pursuing legislation that would permit the U.S. government to use its enormous purchasing power to demand discounts from pharmaceutical companies, thereby creating de facto price controls on prescription drugs. In addition, the new U.S. law requires the U.S. Congress to consider cost containment measures in the event that Medicare cost increases exceed a certain level. These cost containment measures could include some sorts of limitations on prescription drug prices. The viability of our products and our results of operations could be materially harmed by the different features of the Medicare prescription drug coverage legislation, by the potential effect of such legislation on amounts that private insurers will pay for our products and by related healthcare reforms that may be enacted or adopted in the future.
The use by patients of our pharmaceutical products may expose us to product liability claims.
     The products we are developing, and will attempt to develop, will, in most cases, undergo extensive clinical testing and will require regulated approval from the applicable regulatory authorities prior to sale in the United States, Canada, the European Union and other countries or regions. However, despite all reasonable efforts to ensure safety, it is possible that we or our partners will sell products which are defective, to which patients react in an unexpected manner, or which are alleged to have harmful side effects. The sale of such products may expose us to potential liability. Additionally, we may be exposed to product liability claims in the development of the products through administration of the drug candidates to volunteers and patients in clinical trials. Such liability might result from claims made directly by consumers or by life sciences companies or others selling such products. It is impossible to predict the scope of injury or liability from such defects or unexpected reactions, or the impact on the market for such products of any allegations of these claims, even if unsupported, or the measure of damages which might be imposed as a result of any claims or the cost of defending such claims. Although our shareholders would not have personal liability for such damages, the expenses of litigation or settlements, or both, in connection with any such injuries or alleged injuries and the amount of any award imposed on us in excess of existing insurance coverage, if any, may have a material adverse impact on us and on the price of our common shares. In addition, any liability that we may have as a result of the manufacture of any products could have a material adverse effect on our financial condition, business and results of operations, to the extent insurance coverage for such liability is not available. At present, we have secured limited product liability coverage in an amount equal to what we believe are industry norms for our current stage of development, which may or may not cover all potential liability claims if any arose. Obtaining insurance of all kinds has recently become increasingly more costly and difficult and, as a result, such insurance may not be available at all, may not be available on commercial terms or, if obtained, may be insufficient to satisfy asserted claims.
We are dependent upon our key personnel to achieve our scientific and business objectives.
     As a technology-driven company, intellectual input from key management and scientists is critical to achieve our scientific and business objectives. Consequently, our ability to retain these individuals and attract other qualified individuals is critical to our success. The loss of the services of key individuals might significantly delay or prevent achievement of our scientific or business objectives. In addition, because of a relative scarcity of individuals with the high degree of education and scientific achievement required for our business, competition among life sciences companies for qualified employees is intense and, as a result, we may not be able to attract and retain such individuals on acceptable terms, or at all. In addition, because we do not maintain “key person” life insurance on any of our officers, employees, or consultants, any delay in replacing such persons, or an inability to replace them with persons of similar expertise, would have a material adverse effect on our business, financial condition, and results of operations.
     We also have relationships with scientific collaborators at academic and other institutions, some of whom conduct research at our request or assist us in formulating our research and development strategies. These scientific collaborators are not our employees and may have commitments to, or consulting or advisory contracts with, other entities that may limit their availability to us. In addition, these collaborators may have arrangements with other companies to assist such other companies in developing technologies that may prove competitive to us.
     We have employment contracts of varying lengths with all of our key executives, which include incentive provisions for the granting of stock options which vest over time, designed to encourage such individuals to stay with us. However, a declining share price, whether as a result of disappointing progress in our development programs or as a result of market conditions generally, could render such agreements of little value to our key executives. In such event, our key executives could be susceptible to being hired away by our competitors who could offer a better compensation package.
If we were to lose our foreign private issuer status, we would likely incur additional expenses associated with compliance with the U.S. securities laws applicable to U.S. domestic issuers.
     As a foreign private issuer, we are exempt from certain of the provisions of the U.S. securities laws. For example, the U.S. proxy rules, Regulation FD and the Section 16 short swing profit rules do not apply to foreign private issuers. However, if we were to lose our status as a foreign private issuer, these regulations would immediately apply and we would also be required to commence reporting on forms required of U.S. companies, such as Forms 10-K, 10-Q and 8-K, rather than the forms currently available to us, such as Forms 40-F and 6-K. In addition, if we were to lose our foreign private issuer status, we would be subject to additional restrictions on offers and sales of securities outside the United States, including in Canada. Compliance with these additional securities laws would likely result in increased expenses. Further, to the extent that we were to offer or sell our securities outside of the United States, we would have to comply with the generally more restrictive Regulation S requirements that apply to U.S. companies, and we would no longer be able to utilize the MJDS forms for registered offerings by Canadian companies in the U.S, which could limit our ability to access the capital markets in the future.

Legislative actions, potential new accounting pronouncements, and higher insurance costs are likely to impact our future financial position or results of operations.
     Future changes in financial accounting standards may cause adverse, unexpected revenue fluctuations and affect our financial position or results of operations. New pronouncements and varying interpretations of pronouncements have occurred with greater frequency and are expected to occur in the future, and we may make or be required to make changes in our accounting policies in the future. Compliance with changing regulations of corporate governance and public disclosure may result in additional expenses. Changing laws, regulations, and standards relating to corporate governance and public disclosure are creating uncertainty for companies such as ours, and insurance costs are increasing as a result of this uncertainty.
We have licensed certain of our intellectual property to our Barbados subsidiary. There is no assurance these arrangements will be respected by the applicable authorities or that the relevant regulations will not be changed.
     In December 2004, we entered into an agreement with our wholly-owned subsidiary in Barbados under which our Barbados subsidiary was granted an exclusive license, limited to certain existing medical indications, to exploit RSD1235 within certain specified countries. This license is subject to the existing licenses we granted to Astellas under our collaboration and license agreement with Astellas. We also assigned to our Barbados subsidiary, subject to certain reservations of rights thereunder, all of our rights and interests in the collaboration and license agreement with Astellas and our Barbados subsidiary assumed all of our liabilities and obligations under that agreement.
     We have effected these transactions and organized our foreign operations in part based on assumptions about the application of various tax laws, foreign currency exchange and capital repatriation laws and other relevant laws of a number of jurisdictions. While we believe that such assumptions are reasonable, we cannot assure that taxing or other authorities will reach the same conclusion. In addition, if such jurisdictions were to change or modify such laws, we could also suffer adverse tax and financial consequences.
We may face exposure to adverse movements in foreign currency exchange rates if our products are commercialized.
     We intend to generate revenue and expenses internationally which are likely to be denominated in U.S. and other foreign currencies. Our intended international business will be subject to risks typical of an international business including, but not limited to, differing tax structures, a myriad of regulations and restrictions, and general foreign exchange rate volatility. A decrease in the value of such foreign currencies relative to the Canadian dollar could result in losses from currency exchange rate fluctuations. To date we have not generated sufficient revenues to warrant the necessity of hedging against risks associated with foreign exchange rate exposure. Although we may do so in the future, we cannot be sure that any hedging techniques we may implement will be successful or that our business, results of operations, financial condition and cash flows will not be materially adversely affected by exchange rate fluctuations.
DIVIDENDS
     We have not declared or paid any dividends on our common shares since our incorporation. We currently anticipate that we will retain any earnings to finance expansion and development of our business. Any future determination to pay dividends will be at the discretion of our board of directors and will depend upon our results of operations, financial condition, current and anticipated cash needs, contractual restrictions, restrictions imposed by applicable law and other factors that our board of directors deem relevant.
CAPITAL STRUCTURE
     Our authorized share capital consists of an unlimited number of common shares and an unlimited number of preferred shares, issuable in series. As at March 21, 2006, 52,926,244 common shares and no preferred shares were issued and outstanding. In addition, as of March 21, 2006, there were 4,642,660 common shares issuable upon the exercise of outstanding stock options at a weighted average exercise price of $6.00 per share and 71,804 common shares issuable upon the exercise of outstanding warrants at a weighted-average exercise price of US$4.87 per share. All of the common shares are of the same class and, once issued, rank equally as to entitlement to dividends, voting powers (one vote per share) and participation in assets upon dissolution or winding-up. No common shares have been issued subject to call or assessment. The common shares contain no pre-emptive or conversion rights and have no provisions for redemption or purchase for cancellation, surrender, or sinking or purchase funds. Provisions as to the modification, amendment or variation of such rights or provisions are contained in our articles and bylaws and in the Canada Business Corporations Act.
     The preferred shares may be issued from time to time in one or more series. The terms of each series of preferred shares, including the number of shares, the designation, rights, preferences, privileges, priorities, restrictions, conditions and limitations will be determined at the time of creation of each such series by our board of directors, without shareholder approval, provided that all preferred shares will rank equally within their class as to dividends and distributions in the event of our dissolution, liquidation or winding-up.
     Our by-laws provide that at any meeting of our shareholders a quorum shall be shareholders present in person or represented by proxy holding shares representing not less than 20% of the votes entitled to be cast at the meeting. If there is only one shareholder the quorum is one person present and being, or representing by proxy, such shareholder. Nasdaq’s listing standards require a quorum for shareholder meetings to be not less than 33 1/3% of a corporation’s outstanding voting shares. As a foreign private issuer and because our quorum requirements are consistent with generally accepted business practices in Canada, our country of domicile, we have been exempted from Nasdaq’s quorum requirement.
MARKET FOR SECURITIES
     Our common shares are listed on the Toronto Stock Exchange in Canada (trading symbol: COM) and in the United States on the NASDAQ National Market (trading symbol: CRME).
     The following table sets forth, for the periods indicated, the reported high and low prices (in Canadian dollars) and volume traded on the TSX.

Month	High	Low	Close	Volume
Jan-05	$9.70	$8.55	$9.50	5,540,341
Feb-05	$11.00	$9.00	$10.57	5,411,139
Mar-05	$10.75	$7.30	$7.59	5,420,634
Apr-05	$8.18	$7.01	$7.40	1,735,939
May-05	$8.25	$6.86	$6.97	1,739,671
Jun-05	$7.20	$6.47	$6.60	1,479,179
Jul-05	$8.69	$6.87	$8.60	2,522,461
Aug-05	$8.90	$7.68	$8.81	2,560,232
Sep-05	$10.52	$8.37	$10.24	4,350,971
Oct-05	$10.99	$9.02	$9.61	4,220,285
Nov-05	$10.42	$9.20	$10.02	1,243,247
Dec-05	$12.48	$9.76	$11.72	1,982,317
     The following table sets forth, for the periods indicated, the reported high and low prices (in United States dollars) and volume traded on NASDAQ.

Month	High	Low	Close	Volume
Jan-05	$8.01	$7.04	$7.68	2,294,045
Feb-05	$8.97	$7.21	$8.58	2,525,498
Mar-05	$8.63	$5.60	$6.20	6,576,527
Apr-05	$6.74	$5.68	$5.90	3,069,906

Month	High	Low	Close	Volume
May-05	$6.67	$5.27	$5.50	3,368,519
Jun-05	$5.83	$5.42	$5.29	1,405,226
Jul-05	$7.19	$5.42	$7.02	3,408,280
Aug-05	$7.50	$5.88	$7.40	6,256,192
Sep-05	$9.10	$7.07	$8.79	11,869,471
Oct-05	$9.42	$7.72	$8.16	9,484,052
Nov-05	$8.81	$7.90	$8.63	3,661,916
Dec-05	$10.80	$8.35	$10.10	5,092,415
ESCROWED SECURITIES
     To our knowledge, none of our securities are held in escrow.
DIRECTORS AND EXECUTIVE OFFICERS
     The following sets forth the names and province or state and country of residence of our directors and executive officers, the offices held by them in the Corporation, their current principal occupations, their principal occupations during the last five years and the month and year in which they became directors or officers. The term of each director expires on the date of our next annual meeting.

Name, Province/State and Country
of Residence and Present	Date Became a	Principal Occupation
Position with the Corporation	Director/Officer	Last Five Years
Mark C. Rogers(2) Florida, United States Chairman of the Board and Directors	March 8, 2002	July 2003 to present – Chief Executive Officer, Bradmer Pharmaceuticals Inc.; August 2002 to July 2003 – Chief Executive Officer, Innovative Drug Delivery Systems, Inc; June 1998 to September 2002 – President and Chief Executive Officer, Paramount Capital, Inc.

Robert W. Rieder British Columbia, Canada Vice-Chairman of the Board of Directors and Chief Executive Officer	April 21, 1997 as Director and April 16, 1998 as Officer	March 2006 to Present – Vice Chairman, Cardiome Pharma Corp.; April 1998 to present – Chief Executive Officer, Cardiome Pharma Corp.; April 1998 to February 2006 – President, Cardiome Pharma Corp.

Jackie M. Clegg(3)(4) Washington, DC, United States Director	September 2, 2004	September 2001 to the present – Founder and Managing Partner, Clegg International Consultants, L.L.C.; June 1997 to July 2001 – Vice Chair Export-Import Bank of the United States

Fred H. Mermelstein(1)(2) New Jersey, United States Director	March 8, 2002	1998 to present – President, Javelin Pharmaceuticals, Inc. (formerly Innovative Drug Delivery Systems, Inc.); July 2003 to July 2005 – Chief Executive Officer, Javelin Pharmaceuticals, Inc. (formerly Innovative Drug Delivery Systems, Inc.); 1996 to July 2003 – Director of Venture Capital, Paramount Capital Investments, Inc.

Name, Province/State and Country
of Residence and Present	Date Became a	Principal Occupation
Position with the Corporation	Director/Officer	Last Five Years
Peter W. Roberts(3)(4)	September 18, 2005	March 2004 to present – Retired January 1999 to March 2004 – CFO and Corporate Secretary, Sierra Wireless, Inc.

Harold H. Shlevin(3)(4) Georgia, United States Director	October 14, 2004	January 2006 to present – Global Senior Vice President, Regulatory, Safety, and Quality, and External Affairs, Solvay Pharmaceuticals;

July 2000 to December 2005 – President and CEO, Solvay Pharmaceuticals, Inc.; Sept. 1998 to July 2000 – Senior Vice President – Business Development and Scientific Affairs, Solvay

Ralph Snyderman(1)(2) North Carolina, United States Director	March 11, 2002	1998 to present – President and Chief Executive Officer, Duke University Health System; 1989 to July 2004 – Chancellor for Health Affairs, Duke University Medical Center

Douglas G. Janzen British Columbia, Canada President and Chief Business Officer	January 6, 2003	March 2006 to present – President and Chief Business Officer, Cardiome Pharma Corp.;

January 2003 to March 2006 – Chief Financial Officer, Cardiome Pharma Corp.; January 2002 to January 2003 – Managing Director, Sprott Securities Inc.;

July 1999 to September 2001 – Head of Research and Senior Analyst, Loewen Ondaatje McCutcheon Limited

Charles J. Fisher Indiana, United States Chief Medical Officer and Executive Vice President, Clinical and Regulatory Affairs	January 17, 2005	January 2005 to present – Executive Vice President, Clinical Development and Regulatory Affairs and Chief Medical Officer, Cardiome Pharma Corp.;

January 2002 to August 2004 – Divisional Vice President of Global Pharmaceutical Development, Abbott Laboratories; January 1998 to January 2002 – Executive Director and Clinical Research Fellow, Eli Lilly & Co.

Alan Mark Ezrin Florida, United States Chief Scientific Officer	January 15, 2001	January 2001 to present – Chief Scientific Officer, Cardiome Pharma Corp.; June 2000 to January 2001 – Chief Scientific Officer, ConjuChem Inc.

(1)	Member of the Compensation Committee.

(2)	Member of the Nomination Committee.

(3)	Member of the Audit Committee.

(4)	Member of the Corporate Governance Committee.
     As at March 21, 2006 our directors and executive officers owned, directly or indirectly, or exercised control of or direction over, less than 5% of our outstanding common shares.

Directors and Executive Officers
     The following are short biographies of our directors and executive officers:
     Mark C. Rogers, MD, Chairman of the Board and Director. Dr. Rogers has been our Chairman of the Board since March 11, 2002. Dr. Rogers is currently Chief Executive Officer and Director of Bradmer Pharmaceuticals Inc. Previously, Dr. Rogers served as President of Paramount Capital, Inc., Paramount Capital Investments, LLC and Paramount Capital Asset Management, Inc. Dr. Rogers is a physician trained in four medical specialties, including cardiology. He was appointed Professor and Chairman of the Department of Anesthesiology and Critical Care Medicine at The Johns Hopkins University, is the author of 200 publications and 15 books and is a member of the National Academy of Sciences’ Institute of Medicine. Dr. Rogers is the Chair of our Nomination Committee and a member of our Compensation Committee.
     Robert W. Rieder, MBA, Vice-Chairman of the Board, Chief Executive Officer and Director. Mr. Rieder has been our Chief Executive Officer since April 1998 and Vice Chairman since March 2006. He also served as our President from April 1998 to March 2006. Mr. Rieder has extensive experience in venture capital investing and in operational management. He was Vice-President at MDS Ventures Pacific Inc., the Vancouver-based affiliate of MDS Capital Corp., and served as a director for nine public and private technology companies. Mr. Rieder currently serves as a director of Bradmer Pharmaceuticals, Inc.
     Jackie M. Clegg, Director. Ms. Jackie Clegg currently serves as a Founder and Managing Partner of Clegg International Consultants, LLC, or CIC. CIC is a consulting firm focusing on strategic advice, crisis management and Washington representation, especially for businesses with an international interest. In July 2003, Ms. Clegg joined the board of directors of Blockbuster Inc., where she serves as an independent member on the Audit Committee, the Corporate Governance and Nominating Committee, and Chair of the Special Committee for Divestiture. Ms. Clegg also is a member of the board of directors for the Chicago Board of Trade and on the board of directors for Innovative Drug Delivery systems. Previous to CIC, Ms. Clegg served as Vice Chair of the Board of Directors, First Vice President and Chief Operating Officer of the Export-Import Bank of the U.S. Prior to joining Export-Import Bank of the U.S., she served as a staff member on the U.S. Senate Committee on Banking and as an associate staff member to the U.S. Senate Committee on Appropriations. Ms. Clegg is a member of our Corporate Governance Committee and Audit Committee. Ms. Clegg’s experience related to her responsibilities as an audit committee member include her tenure with the Export-Import Bank of the U.S. where she was called upon to analyze financial statements and documents to determine creditworthiness for a large number of transactions and as Chief Operating Officer with direct oversight over all internal budgeting decisions and responsibility for all documentation presented to and from the external auditors and to the Office of Management and Budget.
     Fred H. Mermelstein, PhD, Director. Dr. Mermelstein has been our director since March 2002. Dr. Mermelstein currently serves as President of Javelin Pharmaceuticals, Inc. (formerly Innovative Drug Delivery Systems, Inc.). He also served as the Chief Executive Officer of Javelin Pharmaceuticals, Inc. from July 2003 to July 2005. Dr. Mermelstein was Director of Venture Capital at Paramount Capital Investments, LLC., and is a member of the Orion Biomedical GP, LLC. He also served as director and Chief Scientific Officer of PolaRx Biopharmaceuticals and President of Androgenics Technologies, Inc. He currently serves as a director of Adherex Technologies, Inc. Javelin Pharmaceuticals, Inc. and the Jordan Heart Foundation. Dr. Mermelstein is the Chair of our Compensation Committee and a member of our Nomination Committee, Audit Committee, and Scientific Advisory Board. Dr. Mermelstein’s experience related to his responsibilities as an audit committee member include his tenure as CEO of Javelin Pharmaceuticals and director of Venture Capital of Paramount Capital Investment, where he was regularly involved in assessments and analysis of financial statements and projections and acquisitions of companies or products.
     Peter W. Roberts, FCA, CPA (Illinois) Director. Mr. Roberts served as Chief Financial Officer and Corporate Secretary of Sierra Wireless, Inc. from January 1999 until his retirement in March 2004. He holds professional accounting designations in Canada, US, and UK. Peter currently serves as First Vice President of the Institute of Chartered Accountants of British Columbia, Canada, and will serve as President of the Institute in 2006-2007. He is also a member of the Risk Management and Governance Board of the Canadian Institute of Chartered Accountants. Mr. Roberts currently serves as a director of Bradmer Pharmaceuticals, Inc. Mr. Roberts is the Chair of our Audit Committee and a member of the Corporate Governance Committee. Mr. Roberts’ experience related to his responsibilities as

Chair of our Audit Committee include his professional accounting training and extensive financial experience in his career as described above.
     Harold H. Shlevin, PhD, Director. Dr. Shlevin joined Solvay Pharmaceuticals, Inc. as Senior Vice-President of business development and scientific affairs in August 1998 and served as President and Chief Executive Officer from June 2000 to December 2005. He has recently been promoted as Global Senior Vice President, Regulatory, Safety, and Quality Strategies, and External Affairs within the Solvay Group. He is a member of Solvay Pharmaceuticals, Inc.’s board of directors and management committee, an officer of the corporation, and Chairman of the board of directors of its independently owned and operated subsidiary Unimed Pharmaceuticals, Inc. Dr. Shlevin is a member of our Compensation Committee, Corporate Governance Committee and Audit Committee. Dr. Shlevin’s experience related to his responsibilities as an audit committee member include his tenure as CEO of Solvay and as Senior Vice President where he was regularly involved in assessments and analysis of financial statements and projections and acquisitions of companies or products. Dr. Shlevin has also taken courses in financial strategies.
     Ralph Snyderman, MD, Director. Dr. Snyderman is Chancellor Emeritus, Duke University and James B. Duke Professor of Medicine in the Duke University School of Medicine. He served as Chancellor for Health Affairs and Dean of the School of Medicine from 1989 to July 2004. His bibliography exceeds 350 manuscripts as well as numerous books. In 1987, Dr. Snyderman left Duke University to join Genentech, Inc. as Senior Vice President for medical research and development and a member of its senior leadership team. He currently serves as a director of Procter and Gamble and Axonyx Inc. Dr. Snyderman is a member of our Nomination Committee and Compensation Committee.
     Douglas G. Janzen, President and Chief Business Officer. Mr. Janzen joined us as Chief Financial Officer in January 2003 and was appointed President and Chief Business Officer in March 2006. He has extensive experience in corporate banking and financing within the biotech sector. Prior to joining us, Mr. Janzen served as Managing Director – Health Sciences, and Partner, at Sprott Securities Inc., a Toronto based investment bank. Prior to Sprott Securities Inc., Mr. Janzen was Head of Research, and Senior Health Sciences Analyst at Loewen, Ondaatje, McCutcheon Limited, another Toronto based investment bank. Mr. Janzen currently serves as a director of Medical Venture Corp. and Bradmer Pharmaceuticals, Inc.
     Charles J. Fisher, MD, Chief Medical Officer, Executive Vice-President, Clinical Development & Regulatory Affairs. Dr. Fisher has over 20 years of experience in clinical research trials and Phase I to IV drug development. He was most recently Divisional Vice President of Global Pharmaceutical Development at Abbott Laboratories Limited, responsible for the global development of pharmaceuticals, biologics and drug coated medical devices. Prior to Abbott Laboratories Limited, he was an Executive Director and Clinical Research Fellow at Eli Lilly & Co. During his time with Eli Lilly & Co., he was responsible for developing business strategy for critical care, cardiovascular, inflammation and bio-products, therapeutics areas, identification of disease state targets, and business development. Prior to joining industry, Dr. Fisher had a distinguished career as Professor and Head, Critical Care Medicine at the Cleveland Clinic Foundation. He has personally designed, conducted and executed over 20 clinical trials as Principal Investigator. From 1977-1997 Dr. Fisher held various professor and director positions at the University of Manitoba, the University of California at Davis Medical Center, Case Western Reserve University and The Cleveland Clinic Foundation.
     Alan M. Ezrin, PhD, Chief Scientific Officer. Dr. Ezrin has been our Chief Scientific Officer since January 2001. He also served as our director from January 2001 to June 2005. Dr. Ezrin has extensive research and development and business experience in both the large pharmaceutical industry and in the biotechnology sector in the U.S. and Canada. Dr. Ezrin was with Sterling-Winthrop Research Group from 1982 to 1993. In 1993, Dr. Ezrin joined Glycomed Inc. as Assistant Vice-President of Experimental Therapeutics focusing on carbohydrate-based therapeutics. Following the successful merger of Glycomed Inc. into Ligand Pharmaceuticals Inc., he joined RedCell Inc. as Vice President of Pre-Clinical Development in 1995. In 1997, he led the restructuring of RedCell Inc. through creating ConjuChem Inc. in Montreal. At ConjuChem, Dr. Ezrin was acting Chief Operating Officer and then Chief Scientific Officer. He has published numerous scientific articles and holds numerous patents for inventions in the pharmaceutical industry.

Scientific Advisory Board
     We have formed a Scientific Advisory Board composed of scientists having professional experience and valuable expertise in various therapeutic or research fields that relate to our research and development programs. At our request, these scientific advisors review and provide us with advice regarding individual research and development projects. Advisors have all executed confidentiality agreements. Members of the Scientific Advisory Board are paid a fee for each meeting attended plus travel expenses and each member has been awarded options under our incentive stock option plan. The following are brief biographies of the members of this advisory board:
     Dr. Mermelstein, one of our directors, is also a member of our Scientific Advisory Board. Please refer to his biography under the section entitled “Directors and Executive Officers” above.
Eduardo Marbán, M.D., Ph.D.
     Dr. Marbán serves as Professor of Medicine, Physiology and Biomedical Engineering at Johns Hopkins. In addition, Dr. Marbán is the Director of the Cardiology Division and the Michel Mirowski, M.D. Professor of Cardiology and is Chief of Cardiology, all at Johns Hopkins. Dr. Marbán is an active full-time staff member of the Department of Medicine and is attending physician, Coronary Care Unit, The Johns Hopkins Hospital.
     Dr. Marbán has published or currently has in press a total of 256 scientific articles and is currently the Editor in Chief, Circulation Research, a Consulting Editor of Circulation and the Journal of Molecular and Cellular Cardiology and is on the International Advisory Board, Japanese Circulation Journal. In addition, he is the invited referee for over 20 research journals including New England Journal of Medicine, Nature, and Science.
     Dr. Marbán was a member of the Cardiac Research Advisory Panel, Procter and Gamble Pharmaceuticals, was a consultant and founder of Physiome Sciences, Inc., a consultant to Otsuka Pharmaceutical Co., Inc. and is a founder of Cardiome, Inc. (formerly, Paralex, Inc.), our wholly-owned subsidiary.
Dr. Denis Roy, M.D.
     Dr. Roy is Professor and Chair of the Department of Medicine at the University of Montreal, Quebec, Canada. He did his training in medicine and cardiology in Montreal and his fellowship in cardiac electrophysiology at the University of Limburg, Maastrich, Netherlands and at the Hospital of the University of Pennsylvania in Philadelphia. Dr. Roy has been at the Montreal Heart Institute since 1982 where he has served as Chief of Electrophysiology and Head of Cardiology/Medicine. Dr. Roy has published over 100 papers in his areas of special interest, including mechanisms and management of arrhythmias, sudden cardiac death, catheter ablation, pacemakers, implantable defibrillators and antiarrhythmic drugs. He was the principal investigator for the Canadian Trial of Atrial Fibrillation (CTAF) study, and is the Chairman of the ongoing Atrial Fibrillation and Congestive Heart Failure (AF-CHF) multicenter international trial, which is funded by the Canadian Institutes of Health Research. Dr. Roy is the President of the Canadian Cardiovascular Society. He chaired our Recent Onset AF Trial (CRAFT). Dr. Roy is currently President of the Canadian Cardiovascular Society.
Joshua M. Hare, M.D.
     Dr. Hare, Professor of Medicine and Biomedical Engineering, is Director of the Cardiac Transplant/Heart Failure Program and the Cardiobiology Section of the Institute for Cell Engineering at Johns Hopkins University School of Medicine. He received his medical degree from the Johns Hopkins University School of Medicine in 1988. He subsequently served an internship, residency and fellowship in Internal Medicine at the Johns Hopkins Hospital (1991) followed by a fellowship in Cardiovascular Medicine at the Brigham and Women’s Hospital (1994). Dr. Hare has an extensive track-record of translational research, performing studies in both experimental systems and in humans with congestive heart failure and diseases of the heart muscle. He was the Principal Investigator and Chairman of the Steering Committee of the OPT-CHF study. In addition, Dr. Hare is actively involved in clinical trials of new therapies for heart muscle disease, including spearheading the application of new stem-cell based therapies to patients with diseases of the heart. Dr. Hare holds multiple NIH grants, has authored or co-authored over 100 original articles, book chapters, review articles and editorials.

Wilson S. Colucci, M.D.
     Dr. Colucci is the Thomas J. Ryan Professor of Medicine, Chief of Cardiovascular Medicine at Boston University School of Medicine, and Co-Director of the Cardiovascular Center at Boston University Medical Center. He is also Director of the Myocardial Biology Unit at Boston University School of Medicine. He is the author of over 200 peer-review publications, as well as numerous reviews, chapters and books dealing with the pathophysiology of myocardial failure. He has received the Clinician-Scientist and Established Investigator Awards of the American Heart Association, the Medal of Merit from the International Society of Heart Research, and was elected to the American Society of Clinical Investigation. He is a member of several American Heart Association Councils including, Basic Science, High Blood Pressure and Circulation, and is a Fellow of the American College of Cardiology and a member of the Association of University Cardiologists. He is a member of the Executive Council of the Heart Failure Society of America, an organization of which he is a founding member. He has been a member of numerous peer-review groups and has been the Chairman of the American Heart Association, Northeast Affiliate, Scientific Peer Review Committee, and the National Institutes of Health CCHF Study Section.
Peter R. Kowey, M.D.
     Dr. Peter Kowey is a Professor of Medicine and Clinical Pharmacology at Jefferson Medical College. He is a Fellow of several professional organizations including the Clinical Council of the American Heart Association and the American College of Cardiology. He was a founding member of the Philadelphia Arrhythmia Group. He spent nine years as a member of the Cardiorenal Drug Advisory Committee, four years on the Cardiovascular Devices Committee of the Food and Drug Administration, and is on the Expert Advisory Panel of the US Pharmacopeial convention.
     Dr. Kowey’s principal area of interest has been cardiac rhythm disturbances. He has been the recipient of over 100 grants and has authored or co-authored over 300 papers and scientific reports. Dr. Kowey also maintains a consultative arrhythmia practice and has been recognized as a leader in his field in several publications.
AUDIT COMMITTEE INFORMATION
Audit Committee Mandate
     The charter of the Audit Committee is attached as Schedule “A”.
Composition and Relevant Education and Experience
     The audit committee is comprised of four independent directors: Peter W. Roberts, Jackie M. Clegg, Fred Mermelstein and Harold H. Shlevin. A description of the education and experience of each audit committee member that is relevant to the performance of his or her responsibilities as an audit committee member may be found above under the heading “Directors and Executive Officers.”
Pre-Approval of Non-Audit Services
     All audit and non-audit services performed by our auditors for the twelve-month period ended December 31, 2005 were pre-approved by our Audit Committee. It is our policy that all audit and non-audit services performed by our auditors will continue to be pre-approved by our Audit Committee.

External Auditor Service Fees (By Category)
          The following table sets out the fees billed to us by Ernst & Young LLP for professional services in each of the years ended December 31, 2004 and 2005. During these years, Ernst & Young LLP was our only external auditor.

	December 31, 2005	December 31, 2004
Audit Fees(1)	$268,601	$121,190
Audit-Related Fees(2)	$5,018	—
Tax Fees(3)	$45,686	$8,107
All Other Fees(4)	—	—

(1)	Audit fees consist of fees for the audit of our annual financial statements or services that are normally provided in connection with statutory and regulatory filings or engagements.

(2)	Audit related fees are fees for assurance and related services related to the performance of the audit or review of the annual financial statements that are not reported under “Audit Fees.” These include due diligence for business acquisitions, audit and accounting consultations regarding business acquisitions, and other attest services not required by statute.

(3)	Tax fees included tax compliance, tax planning, tax advice and various taxation matters.

(4)	There were no other services provided by our principal accountant, other than audit and tax services.
          Under the SEC rules implementing the Sarbanes-Oxley Act of 2002, Canadian issuers filing reports in the United States must disclose whether their audit committees have at least one “audit committee financial expert”. The Board has determined that Peter W. Roberts qualifies as a financial expert under such rules. In addition, all members of the Audit Committee are considered financially literate under applicable Canadian laws.
LEGAL PROCEEDINGS
          There are no outstanding legal proceedings to which we are party, nor, to our knowledge, are any such proceedings contemplated.
INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS
          None of our directors, senior officers or principal shareholders, or any associate or affiliate of the foregoing, has had any material interest, direct or indirect, in any transaction within the three most recently completed financial years or during the current financial year prior to the date of this annual information form that has materially affected or will materially affect us.
TRANSFER AGENTS AND REGISTRARS
          Our transfer agent and registrar is Pacific Corporate Trust Company located at 625 Howe Street, 10th Floor, Vancouver, British Columbia, V6C 3B8 and Commerce Court West, Suite 1926, P.O. Box 56, Toronto, Ontario, M5L 1B9.
MATERIAL CONTRACTS
          We have not, during our financial year ending December 31, 2005, entered into any material contracts other than contracts in the ordinary course of business.

INTERESTS OF EXPERTS
          Our auditor is Ernst & Young LLP, Chartered Accountants, 700 West Georgia Street, Vancouver, British Columbia, V7Y 1C7. Ernst & Young LLP has reported on our fiscal 2005 audited consolidated financial statements, which have been filed with the securities regulatory authorities. As of March 21, 2006, Ernst & Young LLP is independent in accordance with the auditors’ rules of professional conduct in Canada.
ADDITIONAL INFORMATION
          Additional information relating to us may be found on SEDAR at www.sedar.com.
Executive Compensation
          Additional information, including directors’ and officers’ remuneration and indebtedness, principal holders of our securities, options to purchase securities and interests of insiders in material transactions, if applicable, is contained in the information circular for our annual and special meeting held on June 6, 2005.
Undertaking to Provide Documents
          We will, upon request to our Assistant Secretary, 6th Floor 6190 Agronomy Road, Vancouver, British Columbia, Canada V6T 1Z3, provide to any person or company, the documents specified below:
(a)	when our securities are in the course of a distribution under a preliminary short-form prospectus or a short-form prospectus:
(i)	one copy of our latest Annual Information Form, together with one copy of any document, or the pertinent pages of any document, incorporated therein by reference;

(ii)	one copy of our comparative consolidated financial statements for the most recently completed financial year for which financial statements have been filed, together with the auditors’ report thereon, and one copy of any of our interim consolidated financial statements which have been filed for any period after its most recently completed financial year;

(iii)	one copy of our Information Circular in respect of our most recent annual meeting; and

(iv)	one copy of any other documents that are incorporated by reference into the preliminary short-form prospectus or the short-form prospectus and are not required to be provided under (i) to (iii) above; or
(b)	at any other time, one copy of any of the documents referred to in (a)(i), (ii) and (iii) above, provided that we may require the payment of a reasonable charge if the request is made by a person or company who is not our security holder.
Additional Financial Information
          Additional financial information is provided in our consolidated financial statements and MD&A for the twelve months ended December 31, 2005.

SCHEDULE “A”
AUDIT COMMITTEE CHARTER
Date of Adoption: August 16, 2004
Purpose
The Audit Committee (the “Committee”) is responsible for ensuring accounting integrity and solvency. It is also responsible for ensuring the appropriateness of insurance, investment of liquid funds, information security, contracts, and liability. The audit committee is to assist the Board of Directors in fulfilling its oversight responsibilities by:
•	Reviewing the integrity of the consolidated financial statements of the Corporation;

•	Recommending to the Board of Directors the appointment of the independent auditor and reviewing the independent auditor’s qualifications and independence;

•	Reviewing the performance of the Corporation’s independent auditors;

•	Reviewing the timely compliance by the Corporation with all legal and regulatory requirements for audit and related financial functions of the Corporation;

•	Reviewing financial information contained in public filings of the Corporation prior to filing;

•	Reviewing earnings announcements of the Corporation prior to release to the public;

•	Reviewing the Corporation’s systems of and compliance with internal financial controls;

•	Reviewing the Corporation’s auditing, accounting and financial reporting processes; and

•	Dealing with all complaints regarding accounting, internal accounting controls and auditing matters.
Membership and Reporting
1.	The Committee will include only independent directors and will consist of a minimum of three members, all of whom shall have a working familiarity with basic finance and accounting practices and shall be able to read and understand financial statements. The current membership of the Committee is:

Peter W. Roberts	Chair
Jackie Clegg	Member
Harold Shlevin	Member
Fred Mermelstein	Member
2.	Appointments to the Committee will be reviewed on an annual basis and made by the Board and will provide for continuity of membership, while at the same time allowing fresh perspectives to be added.

3.	The Chair of the Committee will be rotated among its members every three years.

4.	The Committee will report to the full board of the Corporation.

5.	At least one member of the Committee shall be a “financial expert”, as such term is defined by applicable legislation.

Terms of Reference
1.	The Committee will meet as required, but at least once quarterly (to review the quarterly statements before the statements are presented to the Board); special meetings will be authorized at the request of any member of the Committee or at the request of the Corporation’s external auditors. The external auditors will be informed about, and can attend, meetings of the Committee as deemed appropriate by the Chairman of the Committee. Provision will be made to meet privately with external auditors on a quarterly basis and to meet privately with management at least once per annum.

2.	The Committee will review, with the external auditors, the results of the external audit and any changes in accounting practices or policies and the financial statements impact thereof. In addition, the Committee will review any accruals, provisions, or estimates that have a significant effect upon the financial statements as well as other sensitive matters such as disclosure of related party transactions.

3.	The Committee will review and approve interim financial statements on behalf of the board of directors and sign a resolution to that effect.

4.	In addition, the Committee will review other published financial statements which require approval by the board of directors. These will include year-end audited statements, statements in prospectus and other offering memoranda and statements required by regulatory authorities. To sign a resolution to the effect that the financial statements that are being presented to the Board are satisfactory, and recommend their approval.

5.	The Committee will review the adequacy and effectiveness of internal controls over the accounting and financial reporting systems within the Corporation, either directly, or through the external auditors and obtain and review a report from the independent auditor, at least annually, regarding same.

6.	The Committee will review policies and practices concerning regular examination of officers’ expenses and perquisites, including the use of Corporation assets.

7.	The Committee will review the basis and amount of the external auditors’ fees and pre-approve all auditing services and permitted non-audit services.

8.	The Committee will consider whether the external auditors should be re-appointed and recommend accordingly to the board of directors. At least on an annual basis, the Committee shall evaluate the qualifications, performance and independence of the independent auditor and the senior audit partners having primary responsibility for the audit, including considering whether the auditor’s quality controls are adequate.

9.	The Committee shall have procedures for the receipt, retention and treatment of complaints received by the Corporation regarding accounting, internal accounting controls or auditing matters and for the confidential, anonymous submission by employees of the Corporation of concerns regarding questionable accounting or auditing matters.

10.	The Committee shall review and reassess the adequacy of this Charter annually. The Committee shall annually review the Committee’s own performance.

11.	The Committee shall have the authority, to the extent it deems necessary or appropriate, to retain independent legal, accounting or other advisors. The Corporation shall provide for appropriate funding, as determined by the Committee, for payment of compensation to the independent auditor for the purpose of rendering or issuing an audit report and to any advisors employed by the Committee.

12.	The Committee should issue the reports required of the Committee to be included in the Corporation’s annual proxy statement. The Committee shall review and recommend to the Board the approval of all documents filed with securities regulatory authorities.